SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Gol Linhas Aéreas Inteligentes S.A. Financial Statements for the Year Ended December 31, 2010 and Independent Auditors’ Report Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Consolidated Financial Statements

December 31, 2010 and 2009

 (In thousands of Brazilian Reais)

GOL LINHAS AÉREAS INTELIGENTES S.A.

Corporate Taxpayer’s ID (CNPJ): 06.164.253/0001-87

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT REPORT

GOL Linhas Aéreas Inteligentes S.A. (GLAI) hereby submits to its shareholders its Management Report and the corresponding Financial Statements, in addition to the independent auditors report for the fiscal years ended December 31, 2010 and 2009, in accordance with International Financial Reporting Standards (IFRS) and accounting practices adopted in Brazil.

Message from Management

2010 was a year of considerable achievement for the Company thanks to the dedication of its almost 19,000 employees (the Team of Eagles), who did everything possible to capture the preference of clients and shareholders, and who are determined to ensure that GOL continues as one of the most profitable and rapidly-growing airlines in the world, while at the same time seeking to democratize access to air transportation in Brazil and South America.

In its first ten years of operations, completed on January 15, 2011, GOL surpassed the mark of 160 million passengers carried, offered a series of new services and entered into several partnerships, strengthening its relations with customers and ensuring their satisfaction so that GOL became their first airline of choice.

In 2010, air traffic demand in Brazil grew by 23.5%, chiefly fueled by the expansion of the country’s emerging middle class, which led a greater number of people to opt for air transport. In this context, GOL’s low-cost structure, highest flight frequency among Brazil’s main airports, wide range of services and benefits, innovation and focus on the customer were crucial for the Company’s consistent growth plan.

GOL added more new destinations than any other Brazilian airline in 2010: Bauru, Montes Claros, Caruaru, Mossoró, St. Maarten, Punta Cana, Bridgetown in Barbados, Aeroparque Jorge Newbery in Buenos Aires, Marília, Ribeirão Preto, São José de Rio Preto, Barreiras, Vitória da Conquista (BA) and Ji-Paraná (RO).

The year was also marked by two new code-share agreements, the first of which with Delta AirLines, the world’s largest airline in terms of numbers of passengers and fleet size, with which GOL also established a partnership that allowed passengers of both companies to accumulate miles in GOL's SMILES and Delta’s SkyMiles mileage programs. The second was with Qatar Airways, the flag carrier of the State of Qatar, which operates direct flights between Doha (the country’s capital) and São Paulo. Both companies are also considering signing a mileage agreement, allowing SMILES’ and Qatar’s Privilege Club participants to accumulate and redeem miles on all flights operated by both airlines. The Company also entered into regional agreements with NOAR and Passaredo, increasing its number of destinations, including Ribeirão Preto and Caruaru (the most populous city in Pernambuco state).

GOLLOG, GOL’s cargo division, opened a new terminal in Congonhas airport in São Paulo, which is three times bigger than its previous installations and will offer all the services available in the store network, ensuring greater convenience and speed in regard to urgent product and document deliveries throughout Brazil. The cargo division has recorded substantial growth and accounted for 4% of the Company’s total net revenue in 2010.

Following the acquisition of VRG, the Company began to revitalize SMILES, its mileage program, a process that continued throughout 2010. SMILES closed the year with more than 7.4 million registered members and more than 180 partners and is now one of the most comprehensive mileage programs in the world, with a wide range of benefits and services, which in turn attract more partners and commercial agreements, thereby increasing the advantages for GOL’s clients.

In addition to launching new partnerships and services, the Company also focuses on maintaining its position as one of the safest and most efficient airlines in the world, at the same time as strengthening its low-cost structure.

The Company also returned eleven B737-300 aircraft and continued with its fleet renewal and modernization program as part of its growth plan. It also entered into agreements to acquire up to 30 B737-800 NGs from Boeing. At year-end, it had 100 firm orders, 10 purchase rights and 40 purchase options. GOL’s fleet is composed predominantly of Boeing 737 Next Generation aircraft, which are modern, safe and comfortable, with reduced maintenance costs, low fuel consumption and an excellent operational efficiency ratio.

In order to achieve our goals, have a more flexible operation and safely lead with exogenous factors, we will continue to lower the level of the Company's indebtedness and strengthen its cash balance. With this in mind, it established an initial 2010 cash position target of at least 25% of net revenue, which it achieved as early as the second quarter.

The numbers in the closing months of the year were already partially reflecting these initiatives, which are totally related to our strategic low-cost and low-fare DNA, which will certainly maintain our history of generating positive results, with profitability and innovation, while ensuring the satisfaction of our customers and employees.

These achievements were only possible thanks to the efforts of a dedicated team to ensure that GOL becomes the best airline to travel with, work for and invest in.

Constantino de Oliveira Junior

Founder and Chief Executive Officer

ECONOMIC AND SECTOR SCENARIO

In 2010, the aviation sector was marked by several important events. The improved economic scenario in Brazil and South America as a whole, especially from the consumer confidence point of view, was one of the main factors behind the increase in domestic demand for air transport, which grew by 23.5% over 2009. Since the announcement that Brazil would host the 2013 Confederations Cup and the 2014 World Cup and that Rio de Janeiro would hold the 2016 Olympics, the government has been focusing its attention on the country’s airport infrastructure, a major concern due to growing demand and the coming events. In 2010, Infraero announced investments of around R$6.0 billion to renovate and expand 16 airports in the 12 World Cup host cities, a major boost for the Brazilian airline sector and the country’s overall economy.

Other highlights included the agreement between Brazil and the EU governing certain aspects of air services, December’s Memorandum of Understanding proposing “open skies” between Brazil and the United States, and the beginning of “open skies” negotiations between Brazil and Europe. These initiatives will undoubtedly increase competitiveness in Latin America’s aviation sector.

OPERATING PERFORMANCE

Fleet expansion

Fleet: GOL concluded its fleet renewal program in 2010 and now consists exclusively of Boeing 737-700 and 737-800 New Generation aircraft, allowing the Company to provide its customers with better-quality service and improve its financial performance by reducing maintenance and fuel consumption costs. Also in 2010, it returned all its 737-300s thereby diluting fixed leasing costs.  At year-end, it had 100 firm orders, 10 purchase rights and 40 purchase options for Boeing 737 NGs, for delivery between 2011 and 2016, out of a total order for 177 Boeing aircraft.

Maintenance Center: GOL maintains an Aircraft Maintenance Center in the Tancredo Neves international airport, in Confins, Minas Gerais, which opened in 2006 and is considered the most advanced complex of its kind in Latin America. Here the Company undertakes heavy fuselage maintenance, preventive maintenance, aircraft painting and internal aircraft configuration for GOL and VARIG’s combined fleet. In recent years, the Center has been expanded to ensure top-quality maintenance procedures and reduce maintenance costs, as well as provide services for other airlines, thereby increasing ancillary revenues. The latest expansion, in March 2010, added a new hangar, offices, a storeroom, warehouses and additional support areas, as well as increasing the yard area. Further construction is also likely, in order to anticipate the future needs envisaged in the fleet expansion plan. In addition to creating jobs, GOL also invests in increasing the skills of its employees, who regularly attend courses and training programs to improve their technical knowledge of such topics as aircraft clearance restrictions and practical inspection procedures, focusing on comprehensive damage evaluation and the preparation of reports.

At the beginning of 2011, GOL signed a partnership with Delta TechOps, maintenance division of Delta Air Lines, with a long term strategic agreement in MRO (maintenance). This partnership aims to improve the low cost structure of GOL, as well as the quality of its maintenance state of the art equipment located in Brazil.

IOSA certification: GOL became a member of the International Air Transportation Association (IATA), the global airline industry’s most representative institution, which defines the regulations governing airline operations, chiefly in order to ensure passenger safety. It is recognized as the global standard for evaluating airlines’ operational safety and control management procedures. As a result, the Company now has a global voice in decisions concerning the development of the commercial aviation industry, actively participating in forums and keeping up with the latest studies and indicators. The Company is also entitled to vote in the Association’s decisions.

Route network: In 2010, the Company began operations on several new routes, including Jorge Newbery Airport in Buenos Aires, Bridgetown in Barbados and Punta Cana in the Dominican Republic, as well as Bauru and Montes Claros. It also added new connections through commercial agreements with the regional airlines, NOAR and Passaredo, including Marília, Ribeirão Preto, São José de Rio Preto and Caruaru. With its extensive route network and high-frequency flights between the country’s main airports, GOL has become the domestic aviation benchmark.

SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

Given that it was founded at a time when social and environmental issues were a major concern, GOL’s business plan incorporated sustainable development and an operational structure, obtaining strategic investments that have generated substantial gains in terms of operating profitability, environmental efficiency and passenger service quality.

The Company’s business strategy, together with its commitment to the sustainability and structure of its operations, processes and activities, has ensured that they are economically viable, socially just and ecologically correct. In addition to guaranteeing the Company’s longevity and long-term profitability, its processes are designed to minimize impact, benefiting the environment and fostering social development.

In accordance with its mission of bringing people together with safety and intelligence, GOL builds increasingly consistent relations with its customers, employees, partners and investors, based on ethical conduct, transparency and social and environmental responsibility.

The Company’s fleet is composed of modern aircraft that generate less noise pollution and have already met the CO2 emission reduction targets required by law in 2014. In addition, since 2006 the Company has been implementing selective waste disposal, which, in 2009, led to the recycling of 32% of total waste, including paper, cardboard, plastic, aircraft parts, kerosene oil and paint. The company also uses an electrostatic painting method which reduces aircraft weight by 300 kg, saving paint and reducing CO2 emissions.

GOL has developed its own program for the management of aircraft maintenance waste in its operational bases. Apart from being environmentally correct and in line with its environmental responsibility policies, this program gave GOL greater control over the consumption and use of materials. The Company is also involved in ongoing research programs aimed at developing cleaner technology and ensuring long-term fuel availability.

In its Maintenance Center, GOL maintains strict environmental standards: all oil and chemical effluents produced during maintenance procedures are treated before disposal to avoid environmental damage. The Center also has a filter-equipped exhaust system which results in a healthier working environment and reduces atmospheric emissions by 60% due to the retention of particulate matter and volatile organic compounds.

When cleaning inside aircraft, the Company uses industrial towels cleaned by specialized companies to avoid any type of waste. For the outside of the aircraft GOL has adopted a dry-cleaning method since 2003, which use only 10% of water normally used in ordinary washing. The volume of water saved per aircraft is enough to cover the daily needs of a family of two adults and two children.

Thanks to these efforts and a constant focus on its objectives, GOL was the only Brazilian airline selected to join SAFUG (the Sustainable Aviation Fuel Users Group), an international aviation biofuel research group.

GOL develops several projects to encourage volunteer work by employees and engage them in social and environmental issues, some of the most important of which are Campanha Amigos do Mundo (Friends of the World Campaign), Copa Social (Social Cup), Projeto Colaborador Cidadão (Citizen Employee Program), Ashoka, and Educador Nota 10 (Premium Educator), plus a range of cultural and sporting projects. With a focus on raising its employees’ awareness of the importance of sustainable development, exchanging experience, strengthening and developing Brazil’s educational system, building the foundations for future professionals and promoting the spread of culture, the Company creates and supports various social inclusion and development projects in the educational area geared to the exact sciences and children’s health.

REGULATORY MATTERS

Air transportation services are considered to be in the public interest and are therefore subject to extensive regulation and monitoring by the Aeronautical Command of the Ministry of Defense, the Civil Aviation Board (CONAC) and the Brazilian Civil Aviation Authority (ANAC), as well as the Federal Constitution and the Brazilian Aviation Code. The Brazilian air transportation system is controlled by several different authorities. ANAC is responsible for regulating the airlines, the Airspace Control Department (DECEA) for controlling the country’s airspace and INFRAERO for managing the airports.

Financial Statements

In order to comply with sections 302 and 404 of the Sarbanes-Oxley Act, the internal control framework governing relevant processes that may pose a risk to the financial statements is evaluated, documented and tested in accordance with the requirements of the Public Companies Audit Oversight Board (PCAOB) using internationally-recognized methods and criteria.

AWARDS

In recognition of its 2010 performance, GOL received several important institutional awards, including: “Best Managed LATAM - 2010”, in the Airline category from Euromoney magazine; “Best Corporate Governance Practices” and “Best Investor Relations Website”, in the 12th edition of the IR Global Rankings 2010 (IRGR); “Most Progress in Investor Relations” among those companies with the highest market cap in Brazil, from IR Magazine Awards Brazil 2010; “Best Company in the Transportation Service Sector”, awarded by Istoé Dinheiro magazine; “Best Company for Shareholders 2010”, in the R$5bn to R$15bn market cap category, awarded by Capital Aberto magazine; “2010 National Teleservices Award” awarded by the Brazilian Teleservices Association, in the categories: “Customer/Consumer Communication Channels” with the case “Home Based: the VIP lounge for the GOL customer” and “GOL for the customer”; and “Companies with the Most Respect for Consumers in the Airline Category – 2010”, awarded by Consumidor Moderno magazine.

EMPLOYEES

The Company could not have achieved everything it has without the dedication of its 18,776 employees (the “Team of Eagles”), who have striven tirelessly and efficiently to achieve this success story by providing our passengers with the best possible service. As a result, the Company believes that high-quality, low-cost services are the key to reaching its goal of generating returns for all those who believed in and contributed to its success.

FINANCIAL PERFORMANCE

Net operating revenue totaled R$ R$6,979.5mm in 2010, 15.8% up in the previous year, fueled by increased demand for domestic flights thanks to the healthy economic scenario, in addition to GOL’s: (i) dominant position and the most frequent flights between the Country’s main airports; (ii) exceptionally sound operating indicators (punctuality, regular customer service and safety); (iii) dynamic fare management, which combined stronger quarterly yields with encouraging demand for tourist flights; (iv) growth of the Smiles mileage program; and (v) a focus on short-haul flights lasting up to three hours, benefiting business travelers. Consolidated demand increased by 19.2% over the year before – 17.0% on the domestic market and 46.2% on the international market, due to the introduction of new routes in the Southern Cone and Caribbean regions and the addition of new regional destinations in Brazil, as well as the markets operated by our regional airline partners, with whom we entered into commercial agreements. The consolidated load factor averaged 67.1% in 2010, 3.5 percentage points higher than the 63.6% recorded in 2009, primarily due to the fact that the 12.9% increase in ASK (available seat-kilometers) lagged the 19.2% upturn in RPK (revenue passenger kilometers).

Operating costs totaled R$6,281.7mm, 11.9% up on the R$5,612.1mm recorded in 2009, chiefly due to: (i) the 26.2% increase in fuel expenses, in turn caused by the 28.9% upturn in the average WTI per-barrel oil price; (ii) the 13.8% increase in salaries, wages and benefits,  impacted by the 4.5% period expansion of the workforce and the partial 6% application of the total pay rise of 8.75% agreed upon with the union in January 2011; and (iii) non-recurring maintenance expenses resulting from the fleet renewal program that occurred on the first semester with the return of 11 Boeing 737-300s and the reactivation of 5 Boeing 767s to meet growing demand for long-haul charter flights and subleasing operations. Operating costs per ASK (CASK) fell 1.8%, from 14.03 cents (R$), in 2009, to R$13.78 cents (R$), mainly due to: (i) the 12.9% increase in seat supply; (ii) the upturn in the aircraft utilization rate to around 13 block-hours/day, versus around 12 hours in 2009; (iii) the 1.9% increase in the average stage length and; (iv) lower unit costs from aircraft leasing and maintenance, advertising and marketing, and other operating expenses.

The annual operating result totaled R$697.8mm, with a margin of 10.0%, versus R$413.1mm and a margin of 6.9% in 2009, reflecting the better use of assets due to the increase of aircraft occupation and utilization rate, and control of operating costs.

The net financial result was an expense of R$311.3mm, versus income of R$342.8mm in 2009, chiefly due to the depreciation of the Real against the Dollar on the Company’s foreign-currency debt and higher interest expenses from the senior notes issued in July 2010 and maturing in 2020 and the 4th debenture issue in September 2010.

As a result of all the above, the Company posted 2010 net income of R$214.2mm, versus  R$890.8mm in 2009.

Liquidity and indebtedness: GOL successfully strengthened its balance sheet and maintained a cash position equivalent to at least 25% of net revenue in the last 12 months. As a result, it closed the year with a cash balance (cash and cash equivalents and short-term financial investments) of R$1,978.6mm, representing 28.3% of annual net revenue, 11.9% up on the previous quarter and 37.2% more than at the end of 4Q09, demonstrating GOL’s ability to generate operational cash flow while at the same time reducing its leverage and liquidity risks, putting it among the most solid airlines in the world in terms of balance and profitability. GOL also successfully deleveraged its balance sheet and extended its financial commitments, eliminating the risk of having to refinance debt maturing within the next three years. At year-end, total loans and financings came to R$3,741.1mm, with an average maturity of 8.6 years, 79,5% of which in foreign currency and the remainder in Reais.

Capex: The Company invested approximately R$462mm in 2010, 63% of which in the prepayment of aircraft as part of the fleet expansion plan. The remainder was allocated to rotable and spare parts, the Confins maintenance center, airports and the opening of stores in South America.

Corporate Governance: GOL conducts its business in line with the best corporate governance practices in Brazil and worldwide and is recognized by the market as one of those companies employing exemplary governance standards.  Since its IPO in 2004, the Company’s shares have been traded in the Level 2 Corporate Governance segment of the São Paulo Stock Exchange (BOVESPA), as well as on the New York Stock Exchange (NYSE). GOL complies with the Sarbanes Oxley Act and has introduced several important initiatives to benefit its shareholders, including 100% tag along rights for preferred shareholders, the election of four independent Board members (one of whom is the Chairman), and the constitution of a series of Board committees in which these independent members play an active role.

CAPITAL MARKET

The Company’s capital stock is composed of 270.3 million common and preferred shares. The preferred shares have been traded on the São Paulo (GOLL4) and the New York (GOL) Stock Exchanges since 2004. The free float comprises 35.1% of the total shares and 71.3% of the preferred shares. GOL is one of the most liquid companies in Brazil and is included in the Ibovespa (Bovespa Index), ITAG (Special Tag Along Stock Index), MSCI and IBRX 50 (Brazil Index 50). Daily traded volume averaged R$30mm in 2010 a whole and R$28mm in the second half on the BM&F Bovespa alone. GOL’s shares closed 2010 at R$25.10 per share, 0.6% down on the R$25.25 reported at the end of 2009.

RELATIONS WITH THE INDEPENDENT AUDITORS

The Company's policy when contracting the independent auditors for services which are unrelated to the external audit is grounded in principles that preserve their independence. In accordance with internationally-accepted standards, these precepts are: (a) the auditors shall not audit their own work; (b) the auditors shall not occupy a managerial position in their client’s company; and (c) the auditors shall not legally represent the interests of their clients.

In accordance with Item III, article 2 of CVM Instruction 381/03, the Company and its subsidiaries always consult their Audit Committee before contracting professional services other than those related to the external audit, in order to ensure that the provision of these services will not affect the independence and objectivity necessary for the performance of independent audit services. The auditors are also required to provide formal declarations attesting to their independence when providing services not related to the audit. In 2010, the Company did not contract any services from its independent auditors beyond those related to the audit of its financial statements.

COMMITMENT CLAUSE – ADHERENCE TO THE ARBITRATION CHAMBER

The “Commitment Clause” refers to the arbitration clause, through which the Company, its shareholders, senior management and the Bovespa undertake to resolve, by means of arbitration, any and all disputes or controversies that may arise between them related to or arising from, especially, the application, validity, effectiveness, interpretation, violation, and their effects, of the provisions of Brazilian Corporate Law, the Company’s Bylaws, the regulations of the National Monetary Council, the Brazilian Central Bank and the Brazilian Securities and Exchange Commission, and all other regulations governing the functioning of the securities market in general, as well as those in the Bovespa Listing Rules, the Arbitration Rules and the Level 2 Listing Rules.

2011 OUTLOOK

For 2011, the company estimates a growth in domestic demand in the airline industry in 2011 from 2.5 times to 3.0 times the growth of Brazilian GDP (from 10.0% to 15.0%), based on historical demand growth in recent years and the prospects of the financial market to Brazilian GDP growth between 4% to 5% in 2011, combined with the continued expansion of market potential in Brazil, due to the accelerated growth of the Brazilian middle class and tourism in South America and the Caribbean. For 2011, the company also aims to increase capacity at a proportionally lower rate than demand growth on its route network. Given this scenario, yields should remain flat over 2010, with an average load factor of around 70%, resulting in an operating margin of between 11.5% and 14%.

ACKNOWLEDGMENTS

We would like to thank our employees, clients, suppliers, partners and travel agents, as well as those authorities related to our operations, the representatives of the Brazilian Civil Aviation Authority (ANAC), the Airspace Control Department (DECEA) and the Ministry of Tourism for their dedication to the development of the Brazilian aviation industry.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP - Brazil

We have audited the accompanying consolidated financial statements of Gol Linhas Aéreas Inteligentes S.A. (“the Company”) and subsidiaries, which comprise the financial position as of December 31, 2010 and the statements of operations, changes in shareholders’ equity, comprehensive income and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards - IFRSs. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies, and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2010, and of their financial performance and their cash flows for the year then ended, in accordance with IFRSs.

São Paulo, February 22, 2011

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Contador
CRC nº 2 SP 011609/O-8	CRC nº 1 SP 185087/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2010 AND 2009

 (In thousands of Brazilian Reais)

	Note	12/31/10	12/31/09
ASSETS
Current assets
Cash and cash equivalents	3	1,955,858	1,382,408
Restricted cash	4	-	18,820
Short-term investments	5	22,606	40,444
Trade and other receivables	6	303,054	519,308
Inventories	7	170,990	137,959
Recoverable taxes	8	88,143	86,125
Prepaid expenses	9	123,003	124,728
Deposits	10	-	50,429
Other current assets		41,198	42,983
		2,704,852	2,403,204

Non-current assets
Deposits	10	715,377	805,140
Prepaid expenses	9	54,201	63,574
Restricted cash	4	34,500	7,264
Deferred income tax	8	817,545	866,136
Other non-current assets		9,227	17,304
Property, plant and equipment	13	3,460,968	3,325,713
Intangible assets	14	1,267,177	1,231,785
		6,358,995	6,316,916

Total assets		9,063,847	8,720,120

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2010 AND 2009

 (In thousands of Brazilian Reais)

	Note	12/31/10	12/31/09
LIABILITIES
Current liabilities
Short-term debt	15	346,008	591,695
Accounts payable		215,792	362,382
Salaries, wages and benefits		205,993	233,162
Tax obligations	19	58,197	57,277
Sales taxes and landing fees		85,140	76,331
Advance ticket sales	16	517,006	561,347
Dividends payable	21	51,450	186,416
Smiles deferred revenue	17	26,200	92,541
Advances from customers	18	24,581	126,059
Provisions	20	55,967	66,259
Other current liabilities		73,530	85,789
		1,659,864	2,439,258

Non-current liabilities
Long-term debt	15	3,395,080	2,542,167
Deferred taxes	8	642,185	562,303
Provisions	20	88,911	76,834
Smiles deferred revenue	17	181,456	221,414
Advances from customers	18	33,262	64,087
Tax obligations	19	99,715	88,642
Other non-current liabilities		34,205	115,429
		4,474,814	3,670,876

Shareholders' equity	21
Issued capital		2,183,133	2,062,272
Capital reserves		60,263	60,263
Retained earnings		642,860	596,627
Share-based payment		43,727	18,984
Treasury shares		(11,887)	(11,887)
Other comprehensive income		11,073	818
Accumulated losses		-	(117,091)
		2,929,169	2,609,986

Total shareholders' equity and liabilities		9,063,847	8,720,120

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

 FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of Brazilian Reais, except amounts per share)

	Note	2010	2009
Operating revenues
Passenger		6,277,657	5,306,530
Cargo and other		701,790	718,852
Total operating revenues	23	6,979,447	6,025,382

Cost of services rendered	22	(5,376,884)	(4,697,612)
Gross revenue		1,602,563	1,327,770

Operating (expenses) revenues	22
Sales and marketing		(602,850)	(474,792)
Administrative		(301,596)	(452,324)
Other operating (expenses) revenues		(322)	12,638
		(904,768)	(914,478)

Operating income		697,795	413,292

Finance income (expenses)
Interest on loans		(297,256)	(275,466)
Short term investments		44,330	10,423
Net income from financial derivatives instruments		(117,022)	(80,332)
Exchange variation, net		46,549	708,240
Other		12,100	(20,021)
		(311,299)	342,844

Income before income taxes		386,496	756,136

Income taxes
Current		(53,855)	(609)
Deferred		(118,444)	135,305
	8	(172,299)	134,696

Net income for the year		214,197	890,832

Adjusted wheigthted-average shares		268,954	227,472

Basic earnings per share	12	0.798	3.916
Diluted earnings per share	12	0.796	3.914

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousands of Brazilian Reais)

	2010	2009

Income for the year	214,197	890,832

Other comprehensive income (loss)
Available for sale financial assets	(2,497)	4,137
Cash flow hedges	18,035	19,779
Income tax	(5,283)	(6,725)
	10,255	17,191

Total comprehensive income for the year	224,452	908,023

Transactions shown in comprehensive income for the years ended on December 31, 2010 and 2009 are provided below:

	Financial assets available for sale	Cash flow hedges	Income tax	Total comprehensive income (loss)
Balance on December 31, 2009	2,135	(1,995)	678	818
Realized losses from financial instruments transferred to the income	(2,497)	20,571	(6,994)	13,577
Fair value variation	-	(2,536)	1,711	(3,322)
Balance on December 31, 2010	(362)	16,040	(4,605)	11,073

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

(In thousand of Brazilian Reais)

								Other reserves		Retained
								Investments	Cash flow	earnings
		Issued Capital		Treasury shares		Capital	Share-based	revaluation	hedging	(accumulated
	Note	Shares	Amount	Shares	Amount	reserves	payment	reserve	reserve	losses)	Total
Balance at December 31, 2008		202,300,591	1,250,618	(1,574,200)	(41,180)	89,556	14,444	(2,002)	(14,371)	(225,457)	1,071,608
Total of other comprehensive income		-	-	-	-	-	-	4,137	13,054	-	17,191
Capital increase (net of issuance costs of R$19,194)		64,098,722	811,654	-	-	-	-	-	-	-	811,654
Cancelled treasury shares		(1,119,775)	-	1,119,775	29,293	(29,293)	-	-	-	-	-
Net income for the year		-	-	-	-	-	-	-	-	890,832	890,832
Dividends payable		-	-	-	-	-	-	-	-	(185,839)	(185,839)
Share-based payment		-	-	-	-	-	4,540	-	-	-	4,540
Balance at December 31, 2009		265,279,538	2,062,272	(454,425)	(11,887)	60,263	18,984	2,135	(1,317)	479,536	2,609,986
Net income for the year		-	-	-	-	-	-	-	-	214,197	214,197
Mandatory minimum dividends proposed		-	-	-	-	-	-	-	-	(50,873)	(50,873)
Total of other comprehensive income		-	-	-	-	-	-	(1,648)	11,903	-	10,255
Capital increase	21	5,057,130	120,861	-	-	-	-	-	-	-	120,861
Share-based payment	11	-	-	-	-	-	24,743	-	-	-	24,743
Balance at December 31, 2010		270,336,668	2,183,133	(454,425)	(11,887)	60,263	43,727	487	10,586	642,860	2,929,169

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

 (Em milhares de reais – R$)

	12/31/10	12/31/09
Cash flows from operating activities
Net income for the year	214,197	890,832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	281,604	142,853
Allowance for doubtful accounts	7,728	7,701
Litigation	18,842	13,000
Provision (reversion of provision) for onerous contracts	(445)	2,080
Provision for inventory obsolescence	8,402	4,327
Deferred income taxes	118,444	(135,305)
Share-based payments	24,743	4,540
Net foreign exchange fluctuations and interests	(46,549)	(708,240)
Interests on loans and other, net	297,256	275,466
Net income from financial derivatives instruments	117,022	80,332
Other provision	108,106	13,113
Smiles deferred revenues	(106,299)	(38,714)
Other items	3,037	(8,832)
Changes in operating assets and liabilities:
Trade and other receivables	208,526	(182,082)
Inventories	(41,433)	45,878
Deposits	78,369	(124,196)
Prepaid expenses, recoverable taxes and other credits	64,950	25,444
Other assets	9,865	47,771
Accounts payable	(146,590)	78,663
Advance ticket sales	(44,341)	(11,226)
Advances from customers	(162,150)	190,146
Salaries, wages and benefits	(27,168)	86,357
Sales tax and landing fees	8,809	(20,879)
Tax obligations	16,549	65,249
Provisions	(124,722)	(127,191)
Other liabilities	(4,650)	(13,250)
Cash provided by operating activities	882,102	603,837
Interest paid	(123,019)	(115,422)
Income tax paid	(35,186)	(31,156)
Net cash provided by operating activities	723,897	457,259

Cash flows from investing activities
Short term investments	17,938	205,140
Investments in restricted cash, net	(8,416)	(37,812)
Payment for property, plant and equipment	(230,469)	(130,475)
Payment for intangible assets	(58,512)	(31,431)
Net cash used in (provided by) investing activities	(279,459)	5,422

Cash flows from financing activities
Proceeds	638,638	-
Payments	(433,760)	(42,416)
Dividends paid	(185,839)	-
Capital increase	120,861	811,654
Net cash provided by financing activities	139,900	769,238

Effects of exchange rate changes on the balance of cash held in foreign currencies	(10,888)	(18,841)

Net increase in cash and cash equivalents	573,450	1,213,078

Cash and cash equivalents at the beginning of the year	1,382,408	169,330
Cash and cash equivalents at the end of the year	1,955,858	1,382,408

The accompanying notes are an integral part of these consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

1.    Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a public-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The objective of the Company is through its operating wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”) to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers.

GLAI is the direct parent company of the wholly-owned subsidiaries GAC Inc (“GAC”), Gol Finance (“Finance”) and indirect parent company of SKY Finance II (“SKY II”).

GAC was established on March 23, 2006, according to the laws of Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides a finance support for its operational activities and settlement of obligations. GAC is the parent company of SKY Finance and SKY II, established on August 28, 2007 and November 30, 2009, respectively, both located in Cayman Islands, which activities are related to obtaining funds to finance aircraft acquisition. Sky Finance was closed in June, 2010. The closure of SKY Finance  occurred after the payment of all funds raised by the company, considering that it was created with the specific objective of obtaining such funds.

Finance was established on March 16, 2006, according to the laws the Cayman Islands, and its activities are related to obtaining funds for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company, which operates domestic and international flights with GOL and VARIG brands, providing regular and non-regular air transportation services among the main destinations in Brazil, South America and the Caribbean.

The Company’s shares are traded in the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BM&FBOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with BM&FBOVESPA, and integrates the indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to identify companies committed to the adoption of differentiated corporate governance practices.

2.    Basis of preparation and summary of significant accounting policies

The Company’s consolidated financial statements for the year ended December 31, 2010 were authorized for issue by the Board of Directors on February 22, 2011. The registered office is located at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

2.1 Compliance Statement

The Consolidated Financial Statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

2.2 Basis of preparation

These financial statements were prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value in accordance with accounting practices described below.

These Consolidated Financial Statements were prepared using Brazilian Reais as the functional and reporting currency.

The summary of significant accounting policies adopted by the Company and its subsidiaries are as follows:

a)   Basis of consolidation

The consolidated financial statements comprise the accounts of GLAI and its direct and indirect subsidiaries presented below:

	Location	Type of control	% of capital stock
			2010	2009
VRG	Brazil	Direct	100%	100%
GAC Inc.	Cayman Islands	Direct	100%	100%
Gol Finance	Cayman Islands	Direct	100%	100%
SKY Finance	Cayman Islands	Indirect	-	100%
SKY Finance 2	Cayman Islands	Indirect	100%	100%

The accounting policies were applied consistently in all the consolidated entities and are consistent with those used in previous years. All the transactions, balances, incomes and expenses between the entities are full eliminated in the consolidated financial statements.

The investments that its subsidiary VRG has in its off-shore subsidiaries (South America, Europe and U.S.) are fully eliminated.

b)   Cash and cash equivalents

Consists primarily of cash balances classified as loans granted and receivables, and short term investments that are measured at fair value through profit and loss. The short term investments have maturities of three months or less (or with no fixed time for redemption) with immediate liquidity, and are subject to an insignificant risk of changes in value.

c)   Restricted cash

Consists on investments measured at fair value through profit and loss.

d)   Financial assets and liabilities

The non-derivative financial instruments includes investments in marketable securities, debt instruments and equities, accounts receivable and other receivables, loans and financings, other accounts payable and other debts. The financial assets and liabilities are initially recognized at their fair value plus the costs directly attributable to their purchase or issue, except those classified under the category of instruments appraised at their fair market value based on results, for which the costs are booked in the statements of operations.  Subsequent to initial recognition, the financial non- derivative assets and liabilities are measured as of each balance sheet date according to their classification, which is defined upon initial recognition based on the purposes for which they were acquired or issued, as described below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

i.   Financial assets measured at fair value through profit and loss: these include financial assets acquired for sale (acquired primarily to be sold in the short term), or designated upon initial recognition at fair value through profit and loss. Interest, monetary restatement, exchange variation and variations resulting from fair value measurement, are recognized in profit or loss as financial revenues or expenses, when incurred. The Company has investment classified as cash equivalents in this category.

ii.   Financial assets held to maturity: these include non-derivative financial instruments with fixed or determinable payments with defined maturities, for which the Company has the intention and capacity to hold to maturity.  After the initial recognition, they are measured at the amortized cost based on the effective interest rate method less losses in recoverable value, when applicable, and the variations are recognized in profit or loss as financial revenues or expenses, when incurred. The Company has no financial assets in this category.

iii.   Loans granted and receivable: these include non-derivative financial assets with fixed or determinable payments that are not quoted on an active market which, after initial recognition are measured based on the amortized cost under the effective interest rate method. The interest, monetary and exchange variation, less losses in recoverable value, when applicable, are recognized in profit or loss as financial revenues or expenses, when incurred. The Company has Bank deposits and accounts receivables in this category.

iv.   Available for sale: these include non-derivative financial assets that do not match the above categories, measured at their fair value. After initial recognition, available for sale financial assets are measured at fair value, with gains or losses recognized in other comprehensive income in the shareholder’s equity until the investment is sold and the cumulative gain or loss previously reported in profit or loss. The balance of short-term investments is composed of assets available for sale, and correspond to investments funds in receivables (FIDC) and certificates of deposits abroad (time deposits). These assets have maturities exceeding 90 days from the date of application and their amounts are subject to significant variations. The Company does not invest in speculative securities.

The principal financial assets recognized by the Company are cash and cash equivalents, short-term investments, and accounts receivable.

Financial liabilities are classified according to the following categories based on the nature of the financial instruments contracted or issued:

i.     Financial liabilities measured at fair value through profit and loss: these include financial liabilities normally traded prior to maturity, liabilities designated upon initial recognition at fair value, except those designated as hedge instruments. They are remarked to fair value at each balance sheet date. The interest, monetary and exchange variations and variations resulting from the fair value, when applicable, are recognized in profit or loss, when incurred. In this category, the Company has derivatives not designated as hedge instruments.

ii.    Financial liabilities not marked at fair value: non-derivative financial liabilities that are not normally traded prior to maturity. After initial recognition they are measured on the amortized cost based on the effective interest rate method. The interest, monetary updating and exchange variation, when applicable, are recognized in profit or loss when incurred. The Company has short and long-term debt (that includes the leasing) and accounts payable to suppliers.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

e)   Trade and other receivables

Trade and other receivables are stated at cost less allowances made for doubtful receivables, which approximates fair value given their short term nature. An allowance for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears. The allowance for doubtful receivables is the difference between the book value and recoverable amount. The provision is made for all accounts overdue for more than 90 days for installment sales, travel and cargo agencies, and 180 days in respect of airline partners.

f)   Inventories

The inventories are valued at the lower of cost and net realizable value. The costs of inventories are determined by the weighted average cost method. The net realizable value represents the estimated selling price of the inventory, less costs to completion and costs necessary to complete the sale.

g)   Lease accounting

In accordance with IAS 17 "Leases", leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight line basis over the lease term.

The assets held under a finance lease are valued at the lower of the following two amounts: the present value of the minimum lease payments under the lease arrangement or the leased asset’s fair value determined at inception of the lease. Lease payments are allocated between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. The corresponding obligation to the lessor is accounted for as short and long-term debt. The aircraft held under finance leases, which have a purchase option at the end of the contract, are depreciated on a straight-line basis over the useful life at rates calculated to write down the cost to the estimated residual value of 20% based on the Company experience and market price valuations. All other aircraft recorded on property, plant and equipment, when there is no reasonable certainty that the Company will obtain ownership of the property at the end of the contractual term, are depreciated over the shorter of the useful life of the assets and the lease term.

Gains or losses related to sale-leaseback transactions followed byclassified as an operating lease after the sale, is accounted for as follows:

• They are recognized immediately when it is clear that the transaction is established at fair value;

• If the sale price is below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, it is deferred and amortized in proportion to the lease payments over the contractual lease term;

• If the sale price is above fair value, the excess is deferred and amortized over the asset’s expected useful life, with the amortization recorded as a reduction of the lease expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

In 2009 the Company had sale-leaseback transactions below the fair-value, being the loss compensated with future payments of lease below the market price. In 2010 it had transactions at fair-value whose profits and losses had been recognized directly to the profit and loss.

If the sale-leaseback transactions results in financial leasing, any excess proceeds over the carrying amount shall be deferred and amortized over the lease term. The Company did not have any sale-leaseback transaction that resulted in financial lease.

h)   Prepaid expenses

Prepaid expenses and other assets primarily consist of prepayments for aircraft and engine rentals under operating lease agreements, premium payments of option contracts designated as hedge, sales commissions, deferred losses arising on sale-leaseback transactions, and prepayments for insurance.

i)   Property, plant and equipment

Property, plant and equipment, including rotable parts, are recorded at acquisition costs, including interests and other financial charges. Each component of property, plant and equipment that has a cost that is significant in relation to the overall cost of the item is depreciated separately. Aircraft and engine spares acquired on the introduction or expansion of a fleet, as well as rotable spares purchased separately, are carried as fixed assets and generally depreciated in line with the fleet to which they relate. Pre-delivery deposits refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of Boeing 737-800 Next Generation aircraft and includes interest incurred during the manufacture of aircraft.

The estimated useful lives for property and equipment is disclosed at Note 13.

Under the IAS 16 “Property, Plant and Equipment”, the costs of engine overhauls including replacement spares and labor costs, are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul. Interest costs incurred and exchange differences on borrowings that fund progress payments on assets under construction, including pre-delivery deposits to acquire new aircraft, are capitalized and included as part of the cost of the assets through the earlier of the date of completion or aircraft delivery.

At the end of each year, the Company reviews the carrying value of fixed assets to determine whether there is some indication that those assets suffered any loss on the impairment. If there’s any such indication, the recoverable amount the asset is estimated in order to measure the amount of such loss, if any. On December 31, 2010 and 2009 was not identified, need to recognize a loss on the impairment.

j)   Intangible assets

i.   Goodwill

Goodwill is tested for impairment annually by comparing the carrying amount to the recoverable amount at the cash-generating unit level which is considered the operating wholly-owned subsidiary VRG. Considerable judgment is necessary to evaluate the impact of operating and macroeconomic changes to estimate future cash flows and to measure the recoverable amount. Assumptions in the Company’s impairment evaluations are consistent with internal projections and operating plans. No losses of recoverable amount has been recorded until the present date.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

ii.   Airport operating rights

Airport operating rights were acquired as part of the acquisition of Varig and were capitalized at fair value at that date and are not amortized. Those rights are considered to have an indefinite useful life due to several factors and considerations, including requirements for necessary permits to operate within Brazil and limited slot availability in the most important airports in terms of traffic volume. The carrying value of those rights is tested for impairment annually or on a more frequent basis when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to until the present date.

iii.   Tradenames

VRG tradenames were acquired as part of the VRG acquisition and were capitalized at fair value at that date. The tradenames are considered to have an indefinite useful life (and are not amortized) due to several factors and considerations, including the brand awareness and market position, customer recognition and loyalty and the continued use of the Varig tradenames. The carrying value of the tradenames is tested for impairment annually or on a more frequent basis when events or changes in circumstances indicate that carrying values may not be recoverable. No impairment has been recorded to until the present date.

iv.   Software

Costs related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over a period not exceeding five years on a straight-line basis.

The carrying value of these intangibles is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable.

k)   Impairment of financial assets

The Company evaluates at each balance sheet date whether a financial asset is impaired using discounted cash flow analysis, which considers the credit worthiness of the issuer of the security, as further described in Note 23.

l)   Deposits

Are represented by maintenance deposits for aircraft and engines, deposits in guarantee and collaterals of lease agreements and judicial deposits of contingent liabilities relating to labor and tax claims.

The Maintenance deposits refer to payments made by the Company to commercial lease companies to be used in future aircraft and engine maintenance work. The deposits are recorded at historical value of the original payment, recognized as maintenance costs when actually incurred, in accordance with the accounting policy spending on maintenance. Management performs regular reviews of the recovery of maintenance deposits and believes that the values reflected in the consolidated balance sheet are recoverable.

The deposits in guarantee and collaterals are represented by amounts deposited to lessors of the lease monthly payments, as required at the inception of the lease agreements. The deposits in guarantee and collaterals are denominated in U.S. Dollars, do not bear interest and are reimbursable to the Company upon termination of the agreements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

m)   Foreign currency transactions

The functional currency used for preparation and presentation of the financial statements of the Company and its subsidiaries is the Brazilian Real. Transactions in foreign currencies are translated into the Company’s functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the exchange rate at the balance sheet date. Any differences resulting from the currency translation are recognized in the statements of operations.

n)   Derivative financial instruments and hedge accounting

The Company and its subsidiaries designates certain financial derivatives as hedge to risks related to the changes in oil prices (fuel), foreign exchange risk, interest rate as fair value hedges and cash flow hedge. Hedges for risk of variations in exchange rates on firm commitments are accounted for as cash flow hedges of risks and variations in the exchange rates of finance leases as fair value hedges. Hedges for risk variations in fuel price and interest rate are accounted for as cash flow hedges.

At the beginning of the hedge transaction, the Company and its subsidiaries have documented the relationship between the hedge instrument and the hedge item with the goals in risk management and its strategy to take on various hedge transactions. Additionally, at the beginning of the hedge and on a continuous basis, the Company and its subsidiaries are documenting the hedge instrument used in a hedge relationship is highly effective in offsetting changes in fair value or cash flows of the hedged item attributable to subject to hedge risk.

The Note 25 gives further details on the fair value of derivative instruments used for hedge purposes.

Fair value hedges

Changes in fair value of derivatives designated and qualify as fair value hedge are recognized in income. The changes in fair value of hedge instruments and hedge item attributable to the hedge risk are recognized in the income statement item related to the hedge item.

The hedge accounting is discontinued prospectively when the Company and its subsidiaries cancel the hedge operating, the hedge instrument is sold or expires, terminated or executed, or when no longer qualify as hedge accounting. The fair value adjustment of the hedge item derived from the risk of hedge, is recorded in income from that date.

Cash flow hedges

The effective part of changes in fair value of derivatives that are designated and qualify as cash flow hedge is recognized in other comprehensive income and accumulated under the heading comprehensive income in shareholder’s equity. The gains or losses that are related to the ineffective portion are recognized immediately in income in other gains and losses.

The amounts previously recognized in other comprehensive income and accumulated in shareholder’s equity are reclassified to income in the period that the hedge item is recognized as an income, in the same section of the income statement in which is recognized.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The hedge accounting is discontinued when the Company and its subsidiaries cancel the hedge relationship, the hedge instrument is sold or expires, terminated or executed, or does not qualify as hedge accounting anymore. Any gains or losses recognized in other comprehensive income and accumulated in equity at that time remains in shareholder’s equity and are recognized when the forecast transaction is ultimately recognized in income. When the occurring of the forecasted transaction are not expected anymore, the gains or losses accumulated in equity are deferred and recognized in income immediately.

o)   Share-based payments

The Company measures the fair value of equity-settled transactions with employees at the grant date using an appropriate valuation model. The resulting amount, as adjusted for forfeitures is charged to income over the period in which the options vest. At each balance sheet date before vesting, the cumulative expense is calculated; representing the extent to which the vesting period has expired and management’s best estimate of the number of equity instruments that will ultimately vest. The changes in cumulative expense since the previous balance sheet date is recognized in the income statement with a corresponding entry in equity.

The fair value of options granted at determinate date is recorded on the straight as an expense in the income statement during the period in which the right is acquired, based on estimates of Company about granted options on what will eventually be acquired, with a corresponding increase in equity. At the end of each reporting period, the Company revises its estimates of the amount of equity instruments that will be acquired. The impact of the review in relation to original estimates, if any, is recognized in earnings of the period, so that the cumulative expense reflects the revised estimates with a corresponding adjustment to shareholder’s equity in the “Deferred Compensation” account reserve, which reported the benefits to employees.

p)   Provisions

For certain operating leases, the Company is contractually obligated to return aircraft in a defined condition. The Company accrues for restitution costs related to aircraft held under operating leases at the time the asset does not meet the return condition criteria throughout the duration of the lease.

Other provisions are substantially related to legal proceedings and are made for losses considered probable in the trial of the Administration, related to labor and civil causes.

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset when the reimbursement is virtually certain. The expense relating to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

q)   Revenue recognition

Passenger revenue is recognized either when transportation is provided or when the unused ticket expires. Tickets sold but not yet used are recorded as advance ticket sales that represents primarily deferred revenue for tickets sold for future travel dates. and also estimated refunds and exchanges of tickets sold for past travel dates. Estimated refunds and exchanges included in the advance ticket sales account are compared with actual refund and exchange activities every month to monitor their reasonableness. These estimates are based on historical data and experience.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The balance of deferred revenue is also comprised by unused tickets ("no show"). The portion of the no show that the Company estimates, based on historical data, which will not be rescheduled by the passengers, is recognized as revenue.

Revenue from cargo shipments is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed.

r)   Mileage program

Since the acquisition of VRG, the Company operates a frequent flyer program, (Smiles Program) that provides travel and other awards to members based on accumulated mileage credits. The obligations assumed under the Smiles Program were valued at the acquisition date at estimated fair value that represents the estimated price the Company would pay to a third party to assume the obligation for miles expected to be redeemed under the Smiles Program.

The fair value of mileage credits, net of estimated non-use of miles (breakage) is determined by the weighted average according to (i) the average amount charged per seat by VRG to airlines that participate in the loyalty program divided by the amount of miles required to issue a ticket using miles and (ii) the average sale price of miles sold to airlines that participate in the loyalty program Smiles. This fair value is updated every six months.

Miles awarded are valued at fair value described above and the miles redeemed are moved based on the weighted average of the balance of miles that had been deferred. A portion of revenue on the sale of miles above the fair value of miles is recognized as revenue of marketing (as other income) when the transport runs.

The Company’s policy for accounts that are inactive for a period of 36 consecutive months is to cancel all miles contained in those accounts at the end of the period of inactivity. The associated value for mileage credits which the Company estimates are not likely to be redeemed (breakage) is recognized as revenue. The Company calculates its breakage estimate based on historical redemption patternsdata. Future program redemption opportunities can significantly alter customer behavior from historical patterns with respect to inactive accounts. Such changes may result in material changes to the deferred revenue balance, as well as recognized revenues from that program.

s)   Segment information

The IFRS 8 requires that operations by segment are identified based on internal reports that are regularly reviewed by decision makers in order to allocate resources to segments and assessing their performance.

The Company’s operations are derived from its wholly-owned subsidiary VRG and consist in to provide air transportation services within South America and Caribbean, where it operates domestic and international flights. The Company’s Management decision maker makes resource allocation decisions to maximize the Company’s consolidated financial results. The major revenue earning assets of the Company are its aircraft, which are registered in Brazil and therefore all profits accrue principally in the same country. Other revenues primarily arises from cargo, Smiles mileage program, installment sales, excess baggage charges and cancellation fares, all directly attributable to air transportation services.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Based on the way the Company treats the network and the manner in which resource allocation decisions are made, the Company has only one operating segment for financial reporting purposes. The Company’s primary reporting segments comprise of net revenue geographic segments which is presented in Note 23.

t)   Income taxes

i.   Current income tax

The provision for income tax and social contribution is based on taxable profit for the year. Taxable income differs from earnings presented in the income statement because it excludes revenues or expenses taxable or deductible in other years, and exclude items not taxable nor deductible permanently.

The provision for income tax and social contribution is calculated for each company based on the rates prevailing at the end of the year.

Current income tax relating to items recognized directly in equity is recognized in equity and not in profit or loss.

ii.  Deferred income tax

Income tax and social contribution are recognized on temporary differences at the end of each reporting period between the balances of assets and liabilities recognized in financial statements and tax bases used in the calculation of taxable income, including net tax losses, when applicable. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences, only when it is probable that the company will present future taxable income in an amount sufficient to bring such deductible temporary differences can be used. Deferred tax assets or liabilities are not recognized on temporary differences arising from goodwill or from initial recognition (except for business combination) of other assets and liabilities in a transaction that does not affect the taxable profit nor the accounting profit.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

u)   Key accounting estimates and judgments

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors believed to be reasonable under the circumstances. Actual results could differ from these estimates. These underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i.   Impairment of non-financial assets

The Company assesses whether there are any indicators of impairment for all non-financial assets at each reporting date. Goodwill and indefinite-lived intangible assets are tested for impairment annually and at other times when such indicators exist. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. The value in use is determined using discounted cash flow assumptions established by management.

Other non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable.

ii.  Impairment of available-for-sale financial assets

The Company classifies certain financial assets as available-for-sale and recognizes changes in their fair value in shareholders’ equity. When the fair value declines, Management evaluates the decline in value to determine whether it is an impairment that should be recognized in the statements of operations.

iii. Income taxes

The Company believes that the tax positions taken are reasonable. However, various taxing authorities may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years as a result of audits by tax authorities. The tax positions involve considerable judgment on the part of management and tax positions are reviewed and adjusted to account for changes in circumstances, such as lapsing of applicable statutes of limitations, conclusions of tax audits, additional exposures based on identification of new issues or court decisions affecting a particular tax issue. Actual results could differ from estimates.

iv.  Property, plant and equipment

During 2009, the Company revised the depreciation rates used for aircraft under financial leases, aircraft reconfiguration and spare parts, from 5% to 4%, for better compatibility with the useful life of these assets it’s supported by technical studies approved by the Company's Management. This change in economic useful life was applied prospectively in the financial statements since April 1st, 2009. The related reduction of depreciation arising from the change in economic useful life ion the year ended December 31, 2009 amounted approximately to R$12,000.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

v)   New and revised standards and interpretations not yet adopted

The Company and its subsidiaries have not early adopted the new standards and interpretations IFRSs reviewed below in the financial statements for the period ended December 31, 2010, required their applications for annual periods beginning after January 1st, 2011, or annual subsequent periods when indicated otherwise, but it is evaluating its applicability and potential impacts.

IFRS 9 - Financial Instruments: Introduces new requirements for the classification, measurement and low assets and liabilities. It establishes that all financial assets recognized that are inserted in the scope of IAS 39 - Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Required from the period beginning on or after January 1st, 2013.

Alteration of IFRS 3 – Business Combinations, bring the following requirements:

i. Measurement of non-controlling participations - Specifies that the option to measure the non-controlling interests, both at their fair value as the proportionate share of non-controlling interest on the acquiree's identifiable net assets at the acquisition date, is only applicable to the non-controlling that are effective and warrant holders a proportionate share of net assets acquired in the event of a liquidation. All other components of the non-controlling interests should be measured at their fair value at the acquisition date, unless another measurement basis is required by IFRSs.

ii. Payment of share-based awards not replaced or replaced voluntarily - Specifies that the current requirements of the awards measure buyer to replace the share-based payments of acquired, in accordance with IFRS 2 on the purchase date (market-based measurement) are applicable to transactions of share-based payments of the acquiree that are not replaced. Specifies that the current requirements for placement of the measurement of market-based awards replaced between the consideration transferred in a business combination and compensation expense in the period after the business combination is applicable to all prizes being replaced, regardless of whether the buyer is obliged to replace them or if he does voluntarily.

iii. Requirements transition to compensatory quotas of a business combination that occurred prior to mandatory adoption of IFRS 3 (2008) - Clarifies that IAS 32 - Financial Instruments: Presentation, IAS 39 – “Financial Instruments: Recognition and Measurement” and IFRS 7 – “Financial Instruments: Disclosures” are not applicable to compensatory quotas which arose from business combinations whose acquisition date is prior to the application of IFRS 3 (2008).

Modification of IFRS 7 – “Financial Instruments: Disclosures” - Encourages qualitative disclosures in the context of quantitative disclosures required to assist users to form an overview of the nature and extent of risks arising from financial instruments. Clarifies the required level of disclosures about credit risk and collateral held and provides exemption for disclosures of loans renegotiated.

Amendment of IAS 34 - Interim Financial Reporting - Gives emphasis to the principle in IAS 34 that the disclosures about significant events and transactions in interim periods should update the relevant information that has been presented in most recent annual financial statements. Explains how to apply this principle in relation to financial instruments and their fair values.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Amendments to IAS 32 - Classification of rights issues - Discuss the classification of certain rights in foreign currency as an equity instrument or financial liability. Until the present date, the Company and its subsidiaries have not entered into any agreement that would fit into the scope of these changes.

Amendment of IAS 12 - Income Tax (Deferred Tax: Recovery of Underlying Assets) - Requires an entity to measure the deferred tax asset relating to one depending on whether the entity expects to recover the carrying value of assets through use or sale. When an asset is measured at fair value model of IAS 40 - Investment Property can be subjective and difficult to assess whether the recovery of assets is through the use or sale. The change presents a practical solution to the problem by introducing the assumption that recovery of the carrying value will normally be by sale. As a result of the changes, SIC-21 - Income Taxes - Recovery of Revalued Nondepreciable Assets will no longer apply to investment properties held at fair value. The changes must be adopted for fiscal years beginning on or after January 1, 2012 and earlier adoption is permitted.

3.    Cash and cash equivalents

	12/31/10	12/31/09

Cash and bank deposits	194,493	84,262
Cash equivalents	1,761,365	1,298,146
	1,955,858	1,382,408

On December 31, 2010, cash equivalents refers substantially to private income funds, government securities and fixed income funds, bearing interest rates of 95.0% to 104.0% of Certificado de Depósito Interbancário (Inter-bank Deposit Certificate - CDI).

Since the first quarter of 2010, the Company started investing in open funds, and not in exclusive funds as it previously did. Investment funds here refers to investments in quotas of fixed income and DI funds of top-class banks.

The composition of cash equivalents balance is presented below:

	12/31/10	12/31/09

Bank deposit certificates	678,253	619,587
Government securities	245,186	678,559
Investment funds	837,926	-
	1,761,365	1,298,146

These financial investments provide high liquidity and are promptly converted into known cash amount, and are subject to insignificant risk of value change.

4.    Restricted cash

Restricted cash is represented by a guarantee deposits linked to loans from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) and the Banco de Desenvolvimento de Minas Gerais (BDMG) which were applied in DI funds and paid the average rate of 98.5% of CDI.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

On December 31, 2010, the restricted cash recorded in non-current assets corresponded to R$34,500 (R$18,820 and R$7,264 as of December 31, 2009 recorded in current and non-current assets, respectively).

Until September 30, 2010, the Company had margin deposits security with the BM&FBOVESPA for future Dollar operations. During the fourth quarter this balance was redeemed and replaced by a guarantee letter in the amount of R$100,000 with maturities on September 30, 2011 and its cost rate is 1.3% per year. On December 31, 2009, the amount of guarantee deposits linked to hedge operations recorded in current assets was R$18,820.

5.    Short term investments

	12/31/10	12/31/09
Private bonds	2,816	16,307
Foreign bank deposits	19,790	22,312
Other financial assets	-	1,825
Total financial assets available for sale	22,606	40,444

Financial assets classified as available for sale are basically comprised by investment funds for debt securities (FIDC) and foreign bank deposits (time deposits). These financial investments have average maturity term of 83 days, bearing interest at an average annual rate of 108.5% of CDI  and 11.0% per year.

6.    Trade and other receivables

	12/31/10	12/31/09
Local currency:
Credit card administrators	90,612	341,784
Travel agencies	149,393	123,884
Installments sales	48,564	57,491
Cargo agencies	20,582	14,220
Airline partners companies	16,608	9,287
Other	27,491	13,874
	353,250	560,540
Foreign currency:
Credit card administrators	5,855	4,273
Travel agencies	3,935	6,349
Cargo agencies	141	545
	9,931	11,167
	363,181	571,707

Allowance for doubtful accounts	(60,127)	(52,399)
	303,054	519,308

Changes in the allowance for doubtful accounts are as follows:

	12/31/10	12/31/09
Balance at the beginning of the year	(52,399)	(44,698)
Additions	(27,689)	(41,366)
Irrecoverable amounts	5,623	17,672
Recoveries	14,338	15,993
Balance at the end of the year	(60,127)	(52,399)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The aging analysis of accounts receivable is as follows:

	12/31/10	12/31/09
Falling due	270,286	498,684
Overdue until 30 days	19,091	10,172
Overdue 31 to 60 days	4,128	4,870
Overdue 61 to 90 days	5,533	2,350
Overdue 91 to 180 days	8,041	14,592
Overdue 181 to 360 days	7,052	9,492
Overdue above 360 days	49,050	31,547
	363,181	571,707

The average collection period of installment sales is seven months and monthly interests based on 5.99% is charged over the receivable balance, which is reported as finance income when collected. The average term for receipt of other accounts receivable is 45 days.

On December 31, 2010, accounts receivable from travel agencies amounting to R$24,300 (R$67,691 on December 31, 2009) are related to loan agreements guarantees.

7.    Inventories

	12/31/10	12/31/09

Consumables	16,702	11,040
Parts and maintenance materials	117,740	98,744
Advances to suppliers	43,725	25,086
Imports in progress	1,885	5,749
Others	7,942	5,942
Provision for obsolescence	(17,004)	(8,602)
	170,990	137,959

Changes in the allowance for inventory obsolescence is as follows:

	12/31/10	12/31/09
Balance at the beginning of the year	(8,602)	(4,275)
Additions	(44,426)	(4,327)
Disposals	36,024	-
Balance at the end of the year	(17,004)	(8,602)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

8.    Deferred and recoverable taxes

	12/31/10	12/31/09
Recoverable taxes:
Current assets
ICMS (1)	7,039	4,711
Prepaid IRPJ and CSSL (2)	35,186	37,644
IRRF (3)	8,548	2,044
Withholding tax of public institutions	17,334	18,047
Value-added taxes – IVA (4)	3,512	5,071
Import tax	15,805	18,119
Other recoverable taxes	719	489
Total recoverable taxes - current	88,143	86,125

Deferred taxes:
Non-current assets
Credits on accumulated income tax losses carryforward	340,055	346,725
Negative basis of social contribution	122,420	124,821
Temporary differences:
Mileage program	70,603	109,300
Provision for doubtful accounts	190,664	187,558
Provision for judicial lawsuits	44,556	60,419
Return of aircraft	11,318	12,455
Others	37,929	24,858
Total deferred tax - non-current assets	817,545	866,136

Non-current liabilities
Brands	21,457	21,457
Rights of flight	190,686	190,686
Maintenance deposits	155,266	151,820
Engine and rotable depreciation	115,098	83,427
Goodwill amortization reversal	51,064	25,532
Aircraft leasing operations	94,950	69,893
Others	13,664	19,488
Total deferred tax - non-current liabilities	642,185	562,303

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable net profits.

     CSLL: social contribution on taxable net profits, created to finance social programs and funds.

(3) IRRF: withholding of income tax applicable on certain domestic operations, such as payment of fees for some service providers, payment of salaries and financial income resulting from bank investments.

(4) IVA: Value-added tax for sales of goods and services abroad.

The Company and its subsidiary have tax losses and negative bases of social contribution in the determination of the taxable profits, to be compensated with 30% of the annual taxable profits, with no expiration term, in the amounts described below:

	12/31/10	12/31/2009
Accumulated income tax losses carryforward	1,564,475	1,626,640
Negative basis of social contribution	1,564,475	1,626,640

On December 31, 2010, tax credits resulting from tax losses and negative basis of social contribution were recorded based on the firm expectation for generation of future taxable profits of the Company and its subsidiaries, in accordance with the legal limitations.

The projections of future taxable income for utilization to compensate tax losses and negative basis of social contribution, are technically prepared and supported based on their business plans which are approved by the Board of Directors, indicate the existence of sufficient taxable profit for the realization of the deferred tax assets recognized.

The Company total tax credit is R$90,073. However the Company recognized an impairment of R$69,447 for the credits with no perspective to be realized in an immediate future.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The Management considers that the deferred tax assets resulting from temporary differences will be realized proportionally to the realization of provisions and final resolution of future events.

The reconciliation between income tax and social contribution, calculated by the application of the statutory tax rate combined with values reflected in the net income, is shown below:

	12/31/10	12/31/09
Income before Income Taxes	386,496	756,136
Combined tax rate	34%	34%
Income tax at combined tax rate	(131,409)	(257,086)
Adjustments for calculating the effective tax rate:
Non-deductible income from subsidiaries	(26,283)	3,796
Tax benefit not recognized on previous periods	11,611	270,158
Nondeductible expenses (non taxable income) of subsidiaries	(23,001)	22,970
Income tax on permanent differences	(8,089)	(10,076)
Exchange variation on investments abroad	4,872	104,934
Income tax and social contribution expenses	(172,299)	134,696

Current income tax and social contribution	(53,855)	(609)
Deferred income tax and social contribution	(118,444)	135,305
	(172,299)	134,696

9.    Prepaid expenses

	12/31/10	12/31/09

Deferred losses from sale-leaseback transactions (a)	63,574	72,947
Prepayments of hedge awards	30,154	23,190
Prepayments of leasing	33,322	35,453
Prepayments of insurance	27,860	37,208
Prepayments of commissions	16,628	14,705
Others	5,666	4,799
	177,204	188,302

Current	123,003	124,728
Non-current	54,201	63,574

(a)    During the accounting periods of 2007, 2008 and 2009, the Company registered losses with sale-leaseback transactions performed by its subsidiary GAC Inc. for 9 aircrafts in the amount of R$89,337. These losses are being deferred and amortized proportionally to the payments of the respective leasing contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in Note 24b.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

10.  Deposits

Maintenance deposits

Under certain existing lease agreements, maintenance deposits are paid to aircraft and engine lessors that are to be applied to future aircraft maintenance. The maintenance deposits paid under lease agreements exempt neither the obligation to maintain the aircraft nor the cost risk associated with the maintenance activities of the aircraft lessor. The Company maintains the right to select any third-part maintenance provider or to perform such services in-house.

These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to the Company upon the completion of the maintenance of the lease aircraft.  Therefore, these amounts are recorded as a deposit on the balance sheet and maintenance cost is recognized when the underlying maintenance is performed, in accordance with the Company’s maintenance policy. Certain lease agreements provide that the excess deposits are not refundable to the Company. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts deposited. Any excess amounts held by lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense.

Based on regular analysis of deposit recoveries, Management believes that the values disclosed in the consolidated balance are recoverable, and there are no indicators of  impairment of maintenance deposits, which balances on December 31, 2010 are classified in non-current assets and amount to R$456,666 (R$50,429 and R$472,244 on December 31, 2009 in current and non-current assets, respectively).

Additionally, the Company holds contracts with some lessors to replace deposits by letters of credit, to enable the utilization of deposits to cover other disbursements related to leasing contracts. Many of the aircraft leasing contracts do not require maintenance deposits.

Deposits in guarantee for leasing contracts

As required by the leasing contracts, the Company makes guarantee deposits on behalf of the leasing companies, the refund of which occurs upon the contract expiration date. On December 31, 2010, the balance of guarantee deposits for leasing contracts, classified in non-current assets, is R$127,963 (R$251,716 on December 31, 2009).

Judicial deposits

Judicial deposits substantially represent guarantees of related to tax claims under judgment until such deposits will continue the resolution of conflicts related to them. The balances of judicial deposits on December 31, 2010, recorded in non-current assets totaled R$130,748 (R$81,180 on December 31, 2009).

11.  Transactions with related parties

Graphic, consulting and transportation services

The subsidiary VRG holds contract with the related part Breda Transportes e Serviços S.A. for the passenger and luggage transportation services between airports, and transportation of employees, which expired on November 16, 2010 and can be renewed at every 12 months by additional equal periods by signing an amendment instrument signed by the parties, with annual correction based on the General Market Price Index (IGP-M) variation.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The Subsidiary VRG also holds contracts with related parties Expresso União Ltda., União Transporte de Encomendas e Comércio de Veículos Ltda., Serviços Gráficos Ltda. and HK Consultoria e Participações for providing passenger and luggage transportation services between airports, transportation of express cargoes, transportation of employees, graphic and consulting services, respectively, with 12-month maturity terms without financial charges.

During the year ended on December 31, 2010, VRG recognized total expense related to these services amounting to R$8,621 (R$10,075 for the year ended on December 31, 2009). All the entities previously mentioned belong to the same business group.

Operational lease

VRG is the leassee of the property located at Rua Tamoios, 246, São Paulo – SP, owned by Patrimony Administradora de Bens, controlled by Comporte Participações S.A., the contract for which expires on April 4, 2011, and which includes clause of annual readjustment based on General Market Price Index (IGP-M) variation. During the year ended on December 31, 2010, VRG recognized total expense related to this rental amounting to R$361 (R$428 for the year ended on December 31, 2009).

Commercial Agreement with Unidas Rent a Car

On May 2009, VRG signed commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which provides for a 50% discount to Unidas’ customers in the daily rental rates when they buy air travel tickets on flights operated by the subsidiary VRG in its website. The chairman of the Board of Directors of the Company, Álvaro de Souza, is also a member of the board of directors of Unidas Rent a Car.

Accounts payable – current liabilities

On December 31, 2010, balances payable to related companies amounting to R$230 (R$688 on December 31, 2009) are included in the suppliers' balances and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Payments of key management personnel

	12/31/10	12/31/09
Salaries and benefits	22,516	13,228
Social charges	6,833	4,111
Share-based payments	24,743	3,430
Total	54,092	20,769

On December 31, 2010, the Company did not offer post-employment benefits, and there are no benefits for breach of employment agreements or other long-term benefits for Management or other employees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of a stock option for key senior executive officers and employees. For the grants until 2009,  the options vest at a rate of 20% per year, and can be exercised up to 10 years after the grant date.

Due to changes in Stock Option Plan of the Company's shares, approved the Ordinary Shareholders Meeting held on April 30, 2010, for the 2010 grants, the options become exercisable in respect of 20% as from the first year, an additional 30% as from the second and remaining 50% as from the third year. The options under this Plan of 2010 also may be exercised within 10 years after the grant date.

The fair value of stock options was estimated at the grant date using option-pricing model of Black-Scholes.

The Board of Directors meetings date and the assumptions utilized to estimate the fair value of the stock purchase options using the Black-Scholes option pricing model are demonstrated below:

	Stock option plans
	2005	2006	2007	2008	2009 (a)	2010 (b)
Board of Directors meeting date	December 9, 2004	January 2, 2006	December 31, 2006	December 20, 2007	February 4, 2009	February 2, 2010
Total of options granted	87,418	99,816	113,379	190,296	1,142,473	2,774,640
Option exercisable price	33.06	47.30	65.85	45.46	10.52	20.65
Fair value of the option on the grant date	29.22	51.68	46.61	29.27	8.53	16.81
Estimated volatility of the share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%
Risk-free return rate	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%
Option duration (years)	10	10	10	10	10	10

(a) On April 2010 additional options were granted, totaling 216,673 in addition to those approved by the 2009 plan.

(b) On April 2010 additional options were approved totaling 101,894, reffering to the 2010 plan.

Changes in the stock options as of December 31, 2010 are shown as follows:

	Stock options	Average weighted purchase price
Options in circulation as of December 31, 2009	1,066,027	26.59
Granted	2,991,313	19.92
Exercised	(162,934)	11.14
Cancelled	(417,722)	26.71
Options in circulation as of December 31, 2010	3,476,684	20.56

Number of options exercisable as of December 31, 2009	320,438	29.04
Number of options exercisable as of December 31, 2010	955,975	22.88

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The interval of the exercise prices and the average maturity of the outstanding options, as well as the intervals of the exercise prices for the exercisable options as of December 31, 2010, are summarized below:

Options in circulation				Options exercisable
Exercise price intervals	Options in circulation as of December/2009	Remaining weighted average maturity	Weighted average exercise price	Options exercisable as of December/2010	Weighted average exercise price
33.06	32,905	5	33.06	32,905	33.06
47.30	39,643	6	47.30	39,643	47.30
65.85	45,602	7	65.85	36,482	65.85
45.46	111,598	8	45.46	66,959	45.46
10.52	652,998	9	10.52	261,199	10.52
20.65	2,593,938	10	20.65	518,787	20.65
10.52-65.85	3,476,684	9.64	20.56	955,975	22.88

For the year ended on December 31, 2010, the Company registered on the shareholder’s equity an result with stock options in the amount of R$24,743 (R$4,540 for the year ended on December 31, 2009), being the expense presented in the consolidated statements of operations as labor expenses.

12.  Earnings per share

Although, there are differences in voting rights and liquidation preferences, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders have identical rights to earnings and are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares and the basic earnings per share calculation should be the same for both shares.

Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the period. The diluted earnings per share are computed including dilutive potential shares from the executive employee stock options using the treasury-stock method when the effect is dilutive. The effect anti-dilutive potential shares are ignored in calculating dilutive earnings per share.

	12/31/10	12/31/09
Numerator
Net income for the year	214,197	890,832

Denominator
Weighed mean of shares in circulation related to basic earnings per share (in thousands)	268,564	227,472

Effects of titles deductible
Executive option plan to purchase shares (in thousands)	390	111

Adjusted weighed mean of shares in circulation and presumed conversions related to the diluted earnings per share (in thousands)	268,954	227,472

Basic earnings per share	0.798	3.916
Diluted earnings per share	0.796	3.914

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

On December 31, 2010, the diluted profit per share was computed by considering the instruments that may have potential dilutive effect in the future. On December 31, 2010 the exercise price of vested stock options of the 2009 and 2010 plans are lower than the average market quotation of the period (in the money). The 2009 plan is in the money even when the vesting stock options expenses are included in the exercise price.

On December 31, 2010 the total of 1,171,786 stock options have dilutive effect (364,204 stock options on December 31, 2009).

13. Property, plant and equipment

	12/31/10				12/31/09
	Annual weighted depreciation	Cost	Accumulated depreciation	Net value	Net value
Flight equipment
Aircraft under financial leases	6%	2,553,145	(342,712)	2,210,433	2,021,083
Sets of replacement parts and spare engines	4%	778,679	(128,921)	649,758	548,411
Aircraft reconfigurations	20%	153,892	(66,900)	86,992	39,927
Aircraft and safety equipment	20%	1,287	(686)	601	682
Tools	10%	19,718	(5,253)	14,465	12,144
		3,506,721	(544,472)	2,962,249	2,622,247
Property and equipment in use
Vehicles	20%	8,728	(5,419)	3,309	2,472
Machinery and equipment	10%	23,350	(7,606)	15,744	14,231
Furniture and fixtures	10%	17,895	(7,199)	10,696	10,183
Computers and peripherals	20%	37,542	(23,188)	14,354	13,686
Communication equipment	10%	2,665	(1,148)	1,517	1,365
Facilities	10%	4,363	(2,171)	2,192	2,652
Maintenance center – Confins	7%	104,405	(11,245)	93,160	86,664
Improvements in third-part properties	20%	31,568	(13,028)	18,540	23,265
Works in progress	-	15,546	-	15,546	10,050
		246,062	(71,004)	175,058	164,568
		3,752,783	(615,476)	3,137,307	2,786,815

Advances for acquisition of aircraft	-	323,661	-	323,661	538,898
		4,076,444	(615,476)	3,460,968	3,325,713

The movement in of property, plant and equipment balances are shown below:

	Property, plant and equipment under financial leasing (a)	Other flight equipment	Advances for acquisition of property, plant and equipment (b)	Other	Total
On December 31, 2009	2,021,083	601,164	538,898	164,568	3,325,713
Additions	381,078	200,543	293,239	29,926	905,130
Disposals	-	(2,740)	(508,476)	(297)	(511,513)
Depreciation	(191,728)	(47,151)	-	(19,139)	(258,018)
On December 31, 2010	2,210,433	751,816	323,661	175,058	3,460,968

(a)    Refers to aircraft held under finance leases agreements in the total of R$2,210,433 net of depreciation on December 31,2010 (R$2,021,083 on December 31,2009).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

(b)   The disposals of pre-delivery deposits correspond to the amounts returned by the Boeing Co. at the time the aircraft is delivered to the Company. These resources are used for the financing payment of respective credit line for advance for aircraft acquisition as described in Note nº15, under the captions PDP.

14. Intangible assets

	Goodwill (a)	Trade names	Airport operating rights	Software	Total
Balance on December 31, 2009	542,302	63,109	560,842	65,532	1,231,785
Additions	-	-	-	58,512	58,512
Amortizations	-	-	-	(23,120)	(23,120)
Balance on December 31, 2010	542,302	63,109	560,842	100,924	1,267,177

(a)   The goodwill arising on the acquisition of subsidiary VRG on 03/28/2007.

The Company has allocated goodwill and intangible assets with indefinite lives, acquired through business combinations, for the purposes of impairment testing to a single cash-generating unit which is the operating subsidiary VRG.

The recoverable amount of the cash generating unit has been measured on the basis of its value-in-use, by applying cash flow projections based on the Company’s approved business plan covering a five-year period followed by the long-term growth rate of 3%, The pre-tax discount rate applied to the cash flow projections is 20.46%.

The calculation of value-in-use for the cash generating unit is most sensitive to the following assumptions:

•    Discounted free cash flow approach, based on current acquisition valuation model;

•    Discount rates derived from the Company’s weighted average cost of capital, adjusted for the market specific risks;

•    Long-term growth rate which reflects the market consensus on the business;

•    Royalties flow stream that could be obtained from licensing of an intangible asset to a third party on a transaction between non related parties.

On December 31, 2010 and 2009, the impairment test of goodwill and other intangible assets resulted in an unnecessary recognition of losses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

15. Short and Long Term Debt

		Effective average interest rate (p,y,)
	Maturity	12/31/10	12/31/10	12/31/09
Short term debt
Local currency:
Working capital	Ago, 2010	2.68%	-	160,000
BNDES loan	Jul, 2012	8.66%	14,352	14,352
BNDES loan Safra	Mar, 2014	11.46%	27,550	-
BDMG loan	Jan, 2014	8.05%	3,376	2,800
Interest			19,721	3,309
			64,999	180,461
Foreign currency (in U.S. Dollars):
Working Capital	Ago, 2010	2.68%	83,803	-
Loan for advance for aircraft acquisition (PDP I)	Feb, 2010	-	-	111,585
Loan for advance for aircraft acquisition (PDP II)	Dec, 2010	2.74%	-	131,836
IFC loan	Jul, 2013	4.15%	13,885	14,510
FINIMP	Jun, 2011	2.69%	2,718	-
Interest			33,969	16,624
			134,375	274,555
			199,374	455,016

Financial Lease	Dec, 2021		146,634	136,679
Total short term debt			346,008	591,695

Long term debt
Local currency:
BNDES	Jul, 2012	8.66%	8,372	22,725
BNDES - intermediated by Banco Safra	Mar, 2014	11.46%	70,934	-
BDMG	Jan, 2014	8.05%	27,332	10,056
Debentures	Sep, 2015	12.63%	593,870	374,045
			700,508	406,826
Foreign currency (in U.S. Dollars)
IFC loan	Jul, 2013	4.15%	27,770	43,530
Senior bonus I	Apr, 2017	7.50%	347,501	360,993
Senior bonus II	Jul, 2020	9.25%	487,887	-
Perpetual bonus	-	8.75%	297,944	310,079
			1,161,102	714,602
			1,861,610	1,121,428

Financial Lease	Dec, 2021		1,533,470	1,420,739
Total long term debt			3,395,080	2,542,167
			3,741,088	3,133,862

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The due dates of long-term debts for the next periods as follows:

					After 2015
	2012	2013	2014	2015		Total
Local currency:
BNDES loan	8,372	-	-	-	-	8,372
Loan – Safra	28,899	28,899	13,136	-	-	70,934
BDMG and BDMG II loan	3,273	6,381	4,394	4,119	9,165	27,332
Debentures	-	-	-	593,870	-	593,870
	40,544	35,280	17,530	597,989	9,165	700,508

Foreign currency (Dollars):
IFC	13,885	13,885	-	-	-	27,770
Senior bonus I	-	-	-	-	347,501	347,501
Senior bonus II	-	-	-	-	487,887	487,887
Perpetual bonus	-	-	-	-	297,944	297,944
	13,885	13,885	-	-	1,133,332	1,161,102
Total	54,429	49,165	17,530	597,989	1,142,497	1,861,610

Working capital

On December 31, 2010, the Company had USD50,000 equivalent to R$83,803 (R$160,000 on December 31, 2009), related to a working capital credit line with a financial institution. The Company also contracted a swap operation, changing the effective cost of the loan to 118% of CDI- over, in local currency (10.89% on December 31,2009).

BNDES loan (Direct)

On July 31, 2006, the Company contracted with BNDES Direct with the main goal of expansion  the facilities of Confins Maintenance Center, purchase of domestic equipment and materials, the acquisition of national software, customization of software made in the country and technical and managerial staff, aimed at increasing its market share in civil aviation, The weighted average rate for this loan in local currency at December 31, 2010 was 8.66% (8.90% on December 31, 2009). On December 31,2010 the amount included in current liabilities and non-current liabilities was R$14,352 and R$8,372 (R$14,352 and R$22,725 on December 31, 2009). The loan requires as guarantee bank certificate deposits with minimum amount of R$8,000 reported as restricted cash.

BNDES loan – intermediated by Banco Safra

On March 31, 2010, VRG contracted with Banco Safra a credit line amounting to R$44,436 with funds proceeding from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), by its indirect transfer program “Finame Moderniza BK”. The funds will be aimed at the modernization of turbines in specialized Brazilian maintenance centers. The loan term is 48 months, with 6-month grace period and with capital to be amortized monthly, The monthly payment of interests is computed based on TJLP plus 5.5% per year. On December 31, 2010, the company has no assets given as guarantee for this credit line.

On May 26, 2010, VRG received from Banco Safra the amount of R$23,000 related to the second part of the credit line with funds proceeding from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES), by its indirect transfer program “Finame Moderniza BK”. The loan term is 48 months, with maturity date in May, 2014 with 6 months grace period and major capital to be amortized monthly. The monthly payment of interests is computed based on TJLP plus 5.5% per year.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

On September 27, 2010, was released to the VRG at Banco Safra R$ 33,705 value of which is on the third part of the line of credit with funds from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) through its program indirect transfer "Finame modernizes BK". The loan collection has a term of 48 months expiring in September 2014, the contract says 6 months grace period and monthly principal amortization. The monthly payment of interest is calculated based on the TJLP plus 5.5% per year. On December 31, 2010, the amount recorded in current liabilities and non-current liabilities was R$27,550 and R$70,934, respectively.

BDMG loan

On February 29, 2010, VRG received funds from BDGM (Banco de Desenvolvimento de Minas Gerais) amounting to R$20,000, which will be also used in the financing for the expansion of the Aircraft Maintenance Center at the Confins International Airport in Minas Gerais and the construction of the Brake maintenance center, located in Tancredo Neves International Airport in Lagoa Santa, Minas Gerais. The total loan term is eight years with 36-month grace period and interests computed by using the IPCA (National Price Index Consumer) variation as basis plus 6% per year. The loan is monthly amortized monthly over 60 months. The financing requires certificate of bank deposit as guarantee amounting at least to R$26,500 reported as restricted cash. On December 31, 2010, the amount included in current liabilities and noncurrent liabilities was R$3,376 and R$27,332 (R$2,800 and R$10,056 on December 31,2009).

FINIMP loan

On December 31, 2010, VRG loan had the amount of R$2,718 (USD1,655) with funds proceeding from the Banco do Brasil. The funds are for the financing of the import of parts and aircraft components. The loan has a term of one year and the amortization of both principal and interest maturity date is on June 14, 2011. The interest rate of this operation is LIBOR plus 1.5%.

IFC loan

In June 2006, the Company through its subsidiary VRG, signed a floating rate guaranteed loan from the International Finance Corporation (IFC) in the amount of R$108,000 (USD50,000). The loan is being used to purchase spare parts and for working capital. The loan has a term of six years with interest calculated at LIBOR plus 1.875% p.y. and is guaranteed for a pledge of parts and equipments in the amount of R$7,256 (USD4,167) within 6 months period. On July 2009, the Company renegotiated the contract by modifying the debt interest rate of Libor plus 1.875% p.y. to LIBOR plus 3.75% p.y.. On December 31, 2010, the balance included in short and long term was R$13,885 and R$27,770 (RS14,510 and R$43,530 at December 31, 2009).

Debentures

On September 30, 2010, the Company approved the fourth public issue of 600 debentures convertible into shares in a single series issued by VRG and guaranteed by the Company, and without collateral at par value of R$1,000, totaling R$ 600,000. This issue is intended to prepay the third issue which occurred in May 2009 and provide the working capital needs of VRG. The issuance costs were R$6,453, which comprise the net amount of R$593,547. The maturity of the bonds is five years from the date of issuance and its repayment will be entirely recognized on September 30, 2015. The debentures are paid at an interest rate of 118% of CDI. On December 31, 2010, the amount recorded in long term debt was R$593,870 (R$374,045 on December 31, 2009).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

This issue is subject to early redemption in whole or in part by the issuer at any time at its discretion, with premium payment of 1.1% calculated as determined by its legal instruments.

Senior Bonds

On March 22, 2007, the Company through its subsidiary Finance, issued senior notes totaling R$463,545 (USD225 million) guaranteed by the Company and VRG. The senior notes maturity date is in 2017, with interest at 7.50% p.y.. The funds raised are being used to finance the pre-payments for purchase of aircraft in addition to own resources and bank loans obtained by US Exim Bank guarantee. On December 31, 2010, the balance recorded in long term debt was R$347,502 (senior bonds I) (R$ 360,993 at December 31, 2009).

On July 13, 2010, the Company through its subsidiary Finance, raised funds through issuance of senior notes denominated in US dollars amounting to R$525,510 (USD $ 300 million) on the day of collection, with maturity date in 2020, interest of 8.50% p.y. and guaranteed by the Company and VRG. The issuance costs were R$12,635, which comprise the net captured amount of R$512,875. The net proceeds were used to pay debt maturing in the next three years. The senior bonds may be redeemed at face value after the lapse of five years from the date of issuance. On December 31, 2010, the amount recorded in long term debt was R$487,887 (senior bonds II).

Perpetual Bonds

On April 5, 2006, the Company, through its subsidiary Finance, raised funds by issuing perpetual bonds denominated in U.S. dollars in nominal value of R $ 426,880 (USD200 million) with guaranteed by the Company and VRG. The perpetual notes have no fixed final maturity date and can be redeemed at face value after the lapse of five years of issuance, bearing interest at 8.75% p.y.. The funds raised are being used to finance purchase of aircraft in addition to own resources and bank loans guaranteed by the U.S. Exim Bank. On December 31, 2010, the amount recorded in long term debt was R$297,944 (R$310,079 at December 31, 2009).

Fair values of senior and perpetual bonus, on December 31, 2010, reflecting the frequent readjustment of market quotations of these instruments, based on the exchange rate in effect on the balance sheet closing date, are shown below:

	Consolidated
	Book	Market
Senior notes (I and II)	835,389	896,280
Perpetual bonus	297,944	323,943

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Finance leases

Future payments for considerations of leasing contracts are established in U.S. Dollars, on December 31, 2010 and December 31, 2010 as follows:

	12/31/10	12/31/09
2010	-	207,877
2011	227,174	206,823
2012	227,174	204,907
2013	227,174	204,053
2014	227,174	204,053
2015	219,576	204,053
Beyond 2015	935,450	771,817
Total of minimum lease payments	2,063,722	2,003,583
Less: total interest	(383,618)	(446,165)
Present value of minimum leasing payments	1,680,104	1,557,418
Less: short-term installment	(146,634)	(136,679)
Long-term installment	1,533,470	1,420,739

The discount rate used to calculate the present value of the minimum leasing payments is 6.23% on December 31, 2010 (6.64% on December 31, 2009). There are no significant differences between the present value of minimum leasing payments and the market value of these financial liabilities.

The Company extended the maturity date of financing for some of its aircrafts leased during 15 years, by using the SOAR (mechanism for extending the amortization and financing payment) structure, which enables performing calculated drawdowns to be made for settlement by payment in full at the end of the leasing contract. On December 31, 2010 the value of withdrawals performed for the integral payment on the expiration date of the leasing contract is R$37,407 (R$24,617 on December 31, 2009).

Restrictive covenants

The Company has restrictive covenants in loan agreements with the following financial institutions: IFC, BNDES, Banco do Brasil and Debentures.

The Company complied with the minimum parameters set with all financial institutions required for the indexes for the year ended December 31, 2010.

16.  Advance ticket sales

On December 31, 2010, the balance of advance ticket sales in current liabilities of R$517,006 (R$561,347 on December 31, 2009) is represented by 2,270,720 tickets sold and not yet used with 95 days of average term of use (96 days on December 31, 2009 ).

17.  Smiles deferred revenue

Since the VRG´s acquisition, the Company has a mileage program denominated Smiles (“Smiles Program”), This program consists in the reward of mileage credits, though of accumulation of mileage credits by the passengers, to use for adittional travels. The obligations assumed under the frequent flyer program, (“Smiles Program”) were valued at the VRG’s acquisition date at estimated fair value that represents the estimated price that the Company could pay to a third part to assume the mileage obligation expected to be recovered on the mileage program.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

On December 31, 2010, the balance of Smiles deferred revenue is R$26,200 and R$181,456 classified in the current and non-current liabilities, respectively (R$92,541 and R$221,414 on December 31, 2009).

18. Advances from customers

On September 30, 2009, the Company, by its subsidiary VRG, completed a partnership with Banco Bradesco S.A. and Banco do Brasil S.A. by an operational agreement to issuing and managing credit cards in the “co-branded” format, related to the purchase of miles of the mileage program, access rights and utilization of the program customers database, and plus an additional based on variable remuneration conditioned by the right to access and use of customer credit cards by financial institutions and participation on the billing registered in the issued cards by the term of 5 years, totalizing approximately R$481 milion.

On December 31, 2010, the balance reported in the advances from customers caption in the current liabilities, related to this agreement, corresponds to R$16,484, and R$33,262 in non-current liabilities.

On July 27, 2009, the Company, throught its wholly-owned subsidiary VRG signed commercial agreement with the Travel Operator and Agency CVC Tur Ltda, (“CVC”), during 6 months, and amounting to R$50,000, to enable the sale of air travel tickets for flights operated by VRG, wich was extended by an amendment, This amendment was replaced by the commercial agreement signed on June 08, 2010 in the amount of R$50,000, to enable the sale of national and international charters. On December 31, 2010, the balance reported in the advances to customers in the current liabilities, related to this agreement is R$8,097.

19. Tax obligations

	12/31/10	12/31/09

PIS and COFINS	83,857	63,971
REFIS	38,166	38,166
IOF	125	13,415
IRRF on wages and benefits	20,895	8,855
CIDE	354	4,593
ICMS	3,581	2,121
Import tax	3,712	2,455
Others	7,222	12,343
	157,912	145,919

Current	58,197	57,277
Non-current	99,715	88,642

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

PIS and COFINS

With the start of the systematic of non-cumulative in the calculation of the PIS (Law no. 10637/02) and COFINS (Law no. 10833/03), the subsidiary VRG has been implemented those rules as well as questioning the rate application for calculating these contributions. The provision recorded  in the balance on December 31, 2010 in the amount of R$83,857 (R$63,971 on  December 31, 2009) includes the portion not paid, monetarily restated  by the SELIC rate. There are judicial deposits in the amount of R$66,963 (R$49,518  on December 31, 2009) to ensure the suspension of the tax credit.

Adherence to the Program of Subdivision of Federal Taxes (REFIS)

On November 30, 2009, the Company and its subsidiary VRG filed its adherence to the Program of Subdivision of Federal Taxes (REFIS), as provided in Law no. 11941 of May 27, 2009, including all of its debts with the Receita Federal do Brasil and Procuradoria-Geral da Fazenda Nacional (Brazilian IRS), maturing through November 30, 2008.

The management decided to pay the debts of R$11,610 related to GLAI and R$35,012 related to VRG in 180 installments. This payment method offers reductions of 60%  of the relative values of craft and fine for late payment, 25% of interest and 20% off fines, reducing the value of debt to R$10,257 and R$27,909 for GLAI and VRG, respectively.

The debts consolidation is scheduled for June, 2011, according with the resolution PGFN/RFB no. 2/2011, and upon such consolidation the Company and its subsidiary VRG will use part of their tax credits relating to tax loss carryforwards of social contribution to settle amounts related to interest and penalties amounting to R$1,645 and R$9,032 for GLAI and VRG, respectively.

20. Provisions

	Insurance provision	Aircraft return	Onerous contracts	Litigation	Total
Balance on December 31, 2009	42,632	19,792	10,330	70,339	143,093
Additional provisions recognized	70,373	37,733	-	18,842	126,948
Utilized provisions	(81,935)	(24,237)	(445)	(18,545)	(125,162)
Balance on December 31, 2010	31,070	33,288	9,885	70,636	144,878

On December 31, 2009
Current	42,632	19,792	3,835	-	66,259
Non-current	-	-	6,495	70,339	76,834
	42,632	19,792	10,330	70,339	143,093

On December 31, 2010
Current	31,070	21,228	3,669	-	55,967
Non-current	-	12,060	6,216	70,636	88,911
	31,070	33,288	9,885	70,636	144,878

Insurance provision

The Management keeps insurance coverage in amounts considered necessary to cover any claims, in view of the nature the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law nº 10744/03. In 2009 the balance also included provisions related to the accident of an aircraft during Gol Airlines Flight 1907 on September 29, 2006 and amounts payable for aircraft insurance.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Aircraft returns

The aircraft return costs includes provisions for the maintenance to meet the contractual return conditions on engines held under operating leases.

Onerous contracts

On December 31, 2010, the Company recorded a provision of R$9,885, with R$3,670 classified in current liabilities and R$6,216 in non-current liabilities (R$10,330 on December 31, 2009) for onerous operating lease contracts related to 2 Boeing 767-300 aircrafts that are out of operation and are maintained under operating lease. The provision represents the present value of the future lease payments that the Company is presently obligated to make under non-cancelable onerous operating lease contracts, less revenue expected to be earned on the lease, including estimated future sub-lease revenue, when applicable. The used premises  are judged estimates and the liquidation of this transactions may result in values significantly different from that reported by the Company. The term of the leases contracts ranges from 2 to 4 years.

Litigation

On December 31, 2010, the Company and its subsidiaries are involved in judicial lawsuits and administrative proceedings, totaling 15,947 distributed as follows: 8,756 civil claims, 1,379 administrative proceedings and 5,747 labor claims, including 65 civil and labor administrative proceedings.

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay and pay differentials.

The lawsuits are classified into Operation (those arising from the normal course of operations). Succession (those arising from the application for recognition of succession by obligations of the former Varig S.A.). According to this classification, the quantity of processes are as follows:

	Operation	Sucession	Total
Civil judicial	8,087	669	8,756
Civil administrative	1,347	32	1,379
Labor judicial	1,391	4,356	5,747
Labor administrative	63	2	65
Total	10,888	5,059	15,947

The estimated provisions related to civil and labor suits with probable loss risk are shown below:

	12/31/10	12/31/09
Civil	29,786	35,524
Labor	40,850	34,815
	70,636	70,339

Provisions are reviewed based on the evolution of the processes and history of losses through the current best estimate for labor and civil cases.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

There are other suits evaluated by Management and by lawyers as possible risk, in the estimated amount of R$10,681 for civil claims and R$7,530 for labor claims on December 31, 2010 (R$54,823 and R$1,731 on December 31, 2009 respectively), which have no provisions recorded.

The Company is involved in 4 labor claims in France, resulting from debts of former Varig S.A.. During the year ended on December 31, 2010, the Company had favorable decision (decision from trial court) in terms of non-succession. The value involved in the discussions (not provisioned) is approximately R$4,676 (corresponding to €2,1 million).

The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract.

The estimated aggregated value of the judicial disputes in progress related to non-chargeable of ICMS tax on the above mentioned imports is R$193,173 on December 31, 2010 (R$210,164 on December 31, 2009) monetarily adjusted, and not including arrears interests. Based on the evaluation of the subject by its legal counselors and supported on suits of the same nature judged favorably to the taxpayers by the High Court (STJ) and Supreme Federal Court (STF) in the second quarter of 2007. The Company understands that chances of loss are remote, and thus did not make provisions for the referred values.

Although the result from these suits and proceedings cannot be forecasted, and based on consultations made with its external legal counselors, the Company understands that the final judgment of these suits will not have any relevant adverse effect on the financial position, operating results and cash flow of the Company.

21. Shareholders’ equity

a)  Capital stock

On December 31, 2010, the capital of the Company is represented by 270,336,668 shares, with 137,032,734 common shares and 133,303,934 preferred shares. The Fundo de Investimento em Participações Volluto (before named Fundo de Investimento em Participações ASAS) is the Company’s controlling fund which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

Shareholding composition is shown below:

	12/31/10			12/31/09
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	26.98%	63.99%	100.00%	26.96%	63.64%
Others	-	1.42%	0.70%	-	1.57%	0.78%
Treasury shares	-	0.34%	0.17%	-	0.34%	0.17%
Alliance Bernstein L.P.	-	6.38%	3.15%	-	-	-
Free float	-	64.88%	31.99%	-	71.13%	35.41%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock on December 31, 2010 is R$4 billion. Within the authorized limit, the Company can, with approval by the Board of Directors, increase the capital stock independently of statutory reform, by issuing shares, without preserving the proportion among the different kinds of shares. The Board of Directors will define the issuance conditions, including price and paid-in term.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

At the discretion of the Board of Directors, the right of preference can be excluded, or reduced the term for its exercise, in the issuance of preferred shares, when placement is made by trade in stock exchange or public subscription, or also by exchange of shares, in public bid for shareholding acquisition, under the terms provisioned in the legislation. It is prohibited the issuance from beneficiary parties under the terms of the Company social statute.

Preferred shares do not have voting rights, except in the case of specific facts provisioned in the law. These shares have the preference below: priority in capital reimbursement, without premium and right to be included in public bid as a result from control divestiture the same price paid by share of the control block, by assuring dividends at least equal to the common shares. In addition, the Differentiated Corporate Governance Practices – Level 2 of BM&FBOVESPA, provides the concession of voting rights to preferred shareholders in subjects related to corporate restructuring, merges and transactions with related parties.

During the year ended on December 31, 2010 there were the following capital increases:

Date	Amount	Type
February 2 (i)	306	Stock Options
March 11 (ii)	83	Stock Options
May 5 (iii)	119,066	Private shares issue
May 5 (iv)	82	Stock Options
August 9 (v)	65	Stock Options
September 2 (vi)	7	Stock Options
November 9 (vii)	861	Stock Options
December 20 (viii)	348	Stock Options
December 29	43	Stock Options under approval
Total	120,861

          i.      During meeting of the Board of Directors conducted on February 02, 2010, it was deliberated an increase of capital stock by R$540, by issuing of 52,182 preferred shares arising from the exercise of options to purchase shares granted under the option plan, which the amount of R$234 was increased during the period ended on December 31, 2009.

        ii.      During meeting of the Board of Directors conducted on March 11, 2010, it was deliberated an increase of capital stock by R$83, by issuing of 7,980 preferred shares arising from the exercise of options to purchase shares granted under the option plan.

      iii.      During meeting of the Board of Directors conducted on May 5, 2010, it was deliberated an increase of capital stock in the amount of R$119,066, with the issuance of 4,883,756 shares (3,833,076 common shares and 1,050,680 preferred shares), all of them nominative, registered, without nominal value, The issuance price of common and preferred shares was established in R$24,38 per common and preferred share, established based on the quotation of shares issued by the Company in Bolsa de Valores, Mercadorias e Futuros (Future Exchange - “BM&FBovespa”), on May 5, 2010.

      iv.      During meeting of the Board of Directors conducted on May 5, 2010, it was deliberated an increase of capital stock by R$82, by issuing of 7,750 preferred shares arising from the exercise of options to purchase shares granted under the option plan.

        v.      During meeting of the Board of Directors conducted on August 9, 2010, it was deliberated an increase of capital stock by R$65, by issuing of 6,011 preferred shares arising from the exercise of options to purchase shares granted under the option plan.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

      vi.      During meeting of the Board of Directors conducted on September 2, 2010, it was deliberated an increase of capital stock by R$7, by issuing of 660 preferred shares arising from the exercise of options to purchase shares granted under the option plan.

    vii.      On November 9, 2010,  the Board of Directors approved an capital increase of R$861, by issuing of 77,243 preferred shares arising from the exercise of options to purchase shares granted under the option plan.

  viii.      On December 20, 2010, the Board of Directors approved the capital increase of R$348, by issuing of 21,548 preferred shares arising from the exercise of options to purchase shares granted under the option plan,

As a result, the capital of the company was increased to R$2,315,655, representing 270,336,668 shares, being 137,032,734 common shares and 133,303,934 preferred shares.

On June 09, 2010 it was announced the acquisition of 8,748,869 preferred shares issued by the Company by shareholder Alliance Bernstein L,P, and its affiliate AXA Investment Managers, totalizing 6,57% of the preferred shares. This acquisition is related to a minority investment which has not changed the control composition neither the administrative structure of the Company.

The quotation of  Gol Linhas Aéreas Inteligentes S.A. shares’on December 31, 2010, in the São Paulo Stock Exchange – BOVESPA, corresponded to R$25,10, and US$15,38 in New York Stock Exchange – NYSE. The book value per share on December 31, 2010 is R$10,83 (R$10,71 on December 31, 2009).

b) Retained earnings

According to Brazilian corporate law and to the Company’s bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income of the period, after the realization of accumulated losses, according with to article 193 of Law no. 11638/07, limited to 20% of capital. On December 31, 2010, the legal reserve was constituted by the amount of R$10,710 and the balance on this same date is R$49,833 (R$39,123 on December 31, 2009).

c) Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law which permits the payment of cash dividends only from current net income and certain reserves registered in the Company’s statutory accounting records.

On April 16, 2010 the Company paid dividends in the amount of R$185,839 according to the meeting of the Board of Directors dated on March 11, 2010, related for the year ended on December 31, 2009.

For the year ended December 31, 2010, the Company’s statutory financial statements prepared under BR GAAP presented net income of R$214,197 (R$890,832 in December 31, 2009).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The adjusted net income to determine the proposed dividends was calculated as follows:

2010
Net income for the year	214,197
(-) Legal reserve constitution (5%)	(10,710)
Adjusted net income to determine the mandatory minimum dividend	203,487
Proposed dividends (25%)	50,873
Dividend per share	0.19

d)  Treasury shares

On December 9, 2009, the Board of Directors approved the cancellation of 1,119,775 preferred shares maintained in treasury, amounting to R$29,293 and recorded in the reserve account, On December 31, 2010, the Company has 454,425 treasury shares, totaling R$11,887, with market price of R$11,792 (R$11,887 in shares at market price of R$11,851 on December 31, 2009).

e)  Share-based payments

For the years ended on December 31, 2010 and 2009, the Company recorded expense with share-based compensation amounting to R$24,743 and R$4,540 respectively, with balancing entry in the statement of income as personnel cost.

f) Other comprehensive income

The indication at fair price of financial investments classified as available for sale, and the financial instruments designated as cash flow hedge are recognized in the Equity Valuation Adjustments caption, net from tax effects, until the contracts’ expirations. The balance on December 31, 2010 corresponds to gain of R$11,073 (gain of R$818 on December 31, 2009),

22.      Costs of services, administrative and commercial expenses

	12/31/10					12/31/09
	Cost of services	Commercial expenses	Administrative expenses	Total	%	Total	%
Salaries	1,027,661	84,908	139,833	1,252,402	19.9	1,100,953	19.6
Aircraft fuel	2,287,410	-	-	2,287,410	36,4	1,813,104	32.2
Aircraft rent	555,645	-	-	555,645	8.8	650,683	11.6
Maintenance materials and repairs	422,950	-	-	422,950	6.7	417,212	7.4
Aircraft and traffic servicing	215,574	55,036	159,911	427,853	6.8	381,721	6.8
Sales and marketing	-	367,757	-	367,757	5.9	364,551	6.5
Landing fees	331,883	-	-	331,883	5.3	312,637	5.6
Depreciation and amortization	279,752	-	1,852	281,604	4.5	142,853	2.5
Other operating expenses	256,009	92,418	-	353,826	5.7	441,014	7.8
	5,376,884	602,850	301,596	6,281,330	100.0	5,624,728	100.0

On December 31, 2010, the fuel expenses include a gain of  R$215 (loss of R$8,045 on December 31, 2009), from transactions with derivatives represented by the results of fuel hedge contracts which have expired and which were measured as effective to protect from fluctuations in fuel prices, as described in Note 25.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

23. Sales Revenue

a)  The net revenue for the year is composed as follow:

	12/31/10	12/31/09
Passenger transportation	6,500,784	5,076,886
Cargo transportation and other revenues	802,632	948,496
Gross revenue	7,303,416	6,297,929
Related taxes	(323,969)	(272,547)
Net revenue	6,979,447	6,025,382

The revenues amounts are net of certain taxes, including state taxes and other federal and state taxes which are collected from the customers and transferred to the appropriated governmental entities.

b)  Revenue by geographical segment is shown below:

	12/31/10%		12/31/09%
Domestic	6,548,069	93.8%	5,661,101	94.0%
International	431,378	6.2%	364,281	6.0%
Net revenue	6,979,447	100.0%	6,025,382	100.0%

24. Commitments

The Company signed contract with Boeing for acquisition of aircrafts. On December 31, 2010 there are 100 firm orders, 10 purchase rights and 40 purchase options granted in non-charging mode. The approximate value for firm orders, not considering the contractual discounts is R$16,427,824 (corresponding to US$9,859,455). The commitments for purchase of aircrafts include estimations for contractual price increases during the construction phase.

Within a year, advances will be made for 19 aircrafts, which are scheduled for delivery until December, 2013. On December 31,2010 this advances represents commitments in the amount of R$1,943,880.

The portion financed by long-term debt, guaranteed by the aircrafts, by the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircrafts. Other agents finance the acquisitions with percentages equal or above this percentage, reaching up to 100%.

The Company is making payments related to the acquisitions of aircrafts by using its own funds, loans, cash generated in operations, short- and medium-term credit lines, and financing from the supplier.

The following table provides a summary of the company’s payments under aircraft purchase commitments at December 31 of each year:

						After 2015
	2011	2012	2013	2014	2015		Total
Pre-delivery deposits for flight equipment	191,170	401,956	478,754	444,057	360,904	67,038	1,943,880
Aircraft purchase commitments	882,928	386,033	2,107,445	3,380,662	2,944,649	6,726,108	16,427,824
Total	1,074,098	787,989	2,586,199	3,824,719	3,305,553	6,793,146	18,371,704

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The Company leases its entire fleet of aircrafts under a combination of operating and finance leases. On December 31, 2010, the total fleet was comprised by 125 aircrafts, including 86 operational leasing and 39 registered as financial leasing. The Company has 33 aircrafts with financial leasing with purchase option. During the year ended on December 31, 2010, the Company received 6 aircrafts based on financial leasing, and returned 5 737-300 aircrafts, 3 737-300 aircrafts and there are 4 737-300 aircrafts under returning processes.

a)   Operating leases

Future payments of non-cancelable operating leasing contracts are designated in U.S. Dollars, and on December 31, 2010, these obligations are shown below:

	12/31/10	12/31/09
2010	-	515,936
2011	222,891	489,655
2012	224,343	466,315
2013	225,841	402,497
2014	226,791	245,792
2015	221,488	134,582
Beyond 2015	984,366	243,794
Total minimum leasing payments	2,105,720	2,498,571

b)   Sale-leaseback transactions

On December 31, 2010 the Company had amounts of R$7,564 and R$23,495, respectively, reported on “other obligations” in current liabilities and non current (R$7,172 and R$29,653 on December 31,2009), related to gains with sale-leaseback transactions made by its subsidiary GAC Inc. in 2006, related to eight 737-800 Next Generation aircrafts. This gain is being deferred proportionally to the monthly payments of the respective leasing contracts according to the contractual term of 124 months.

On this same date, the Company had amounts of R$9,373 and R$54,201 reported on “prepaid expenses” on current and non current assets, respectively (R$9,373 and R$63,574 on December 31,2009), related to losses with sale-leaseback transactions made by its subsidiary GAC Inc. during the years of 2007, 2008 and 2009, related to nine aircrafts. These losses are being deferred and amortized proportionally to the monthly payments of the  respective leasing contracts according to the contractual term of 120 months.

Additionally, in the year ended December 31, 2010, the Company recognized gains of R$17,765 and losses of R$3,155 registered in the income statement. According with the calculation for gain and losses with sale-leaseback transactions, these results could not be deferred, because they are not compensate for by future lease payments at below market price.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

25.  Financial instruments

The Company and its subsidiaries have financial assets and liabilities operations and these are partially composed of derivative financial instruments.

The financial derivative instruments are used aiming the hedging against the risks inherent to the operation. The Company and its subsidiaries consider fuel price, exchange rate, interest rate as the most relevant risks, as well as the credit risk associated with its operations. These risks are mitigated by using exchange swap derivatives, U.S. dollar futures contracts and oil and U.S. dollar options.

The Management conducts a formal guideline when administering its financial instruments, observing the Risk Management Policy which is periodically defined by the Financial Policies and Risk Committee, submitted to the Board of Directors. The Committee sets forth the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and eventual financial effects and also prevents the execution of financial instruments speculative operations.

The earnings from these operations and the application of risk management controls are included in the Committee’s monitoring and these have been satisfactory to the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the financial instruments for the purpose of protecting against fuel and exchange rate risks provide scenarios with low probability of occurrence, and thus have lower costs when compared with other instruments with higher probability of occurrence. Consequently, in spite of the high correlation between the object protected and the derivative financial instruments contracted, a significant part of the operations provides ineffective results upon their liquidation, which are presented on the tables along this note.

The breakdown of the consolidated accounting balances and the categories of financial instruments included in the balance sheet as of December 31, 2010 and 2009 is identified below:

	Measured at fair value through profit and loss		Measured at amortized cost (a)		Measured at amortized Cost but not through profit and loss (Assets available for sale)
	12/31/10	12/31/09	12/31/10	12/31/09	12/31/10	12/31/09
Assets
Cash and cash equivalents	1,955,858	1,382,408	-	-	-	-
Financial investments	-	-	-	-	22,606	40,444
Restricted cash	34,500	26,084	-	-	-	-
Losses on derivatives operation	3,600	24,113	-	-	-	-
Accounts receivable	-	-	303,054	519,308	-	-
Other receivables	-	-	50,425	60,287	-	-

Liabilities
Loans and financing	-	-	3,741,088	3,133,862	-	-
Suppliers	-	-	215,792	362,382	-	-
Gain on derivatives operations	1,646	-	-	-	-	-

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

(a) Considering the short term between the issuance date and the maturity of the financial instruments measured at amortized cost, the Company understands that their fair values are similar to the book values.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (including exchange risk, interest rate risk and fuel price risk), credit and liquidity risks. The Company’s risk management program aims at mitigating potential adverse effects of operations on its financial performance.

The Company’s decisions on the portion of its exposure to be hedged against financial risk, both for fuel consumption and for exchange and interest rate exposures, consider the risks and hedge costs. The Company does not usually contract hedging instruments for the whole of its exposure, and thus is subject to the portion of risks resulting from market variations. The portion of exposure to be protected is determined and reviewed quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information relating to the main risks that affect the Company operations are detailed as follows:

a)  Fuel price risk

On December 31, 2010 fuel expenses accounted for 35,8% of costs. The aircraft fuel price fluctuates both in the short and in the long terms, in line with crude oil and by products price variations.

In order to mitigate the fuel price risk, the Company contracts crude oil derivatives and possibly its byproducts. On December 31, 2010, the Company only used option agreements.

Fuel hedge operations are contracted with low risk rated banks (S&P and Fitch rating A+ on average) or they are executed at NYMEX and are registered at CETIP (OTC Clearing House) according to Resolution 3.833/2010 of the Brazilian Monetary Council.

b)  Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the liabilities or the Company’s cash flows are exposed. The Company’s exposure to the foreign currency risk mainly derives from foreign currency-denominated leasing and financing as detailed in the chart below.

The Company’s revenues are mainly denominated in Reais, except for a small amount in U.S. dollars, Argentinean pesos, Aruban Florin, Bolivian peso, Chilean peso, Colombian peso, Paraguay guarani, Uruguayan peso, Venezuela bolívar among others.

In order to mitigate the exchange rate risk, the Company contracts the following currency derivatives: U.S. dollar futures and options at BM&F-BOVESPA. These operations may be executed by means of exclusive investment funds, as described in the Company’s Risk Management Policy.

In July 2010, the Company hires new derivative instruments with maturities of 90 days, these instruments were carried as protection of financial leasing contracts in U.S. Dollars, reported as liabilities. For this protection, the Company has designated the derivative contracts as hedges of fair value.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Below, the Company’s foreign exchange exposure on December 31, 2010 and 2009:

	12/31/10	12/31/09
Assets
Cash, cash equivalents and short term investments	218,909	139,287
Deposits in guarantee for leasing contracts	127,963	251,716
Advance expenses for leasing	33,322	35,453
Others	14,679	66,823
Total assets	394,873	493,279
Liabilities
Foreign suppliers	27,831	30,077
Short and long term debt	1,371,323	989,157
Financial leasing payable	1,639,981	1,557,418
Other leases payable	37,407	38,708
Other U.S. dollar liabilities	46,435	38,150
Total liabilities	3,122,977	2,653,510
Exchange exposure in R$	2,728,104	2,160,231

Obligations not registered in balance
Future obligations resulting from operating leases	1,943,880	2,498,571
Future obligations resulting from firm orders for aircraft acquisition	16,427,824	12,565,036
Total	18,371,704	15,063,607
Total exchange exposure R$	21,099,808	17,223,838
Total exchange exposure US$	12,663,431	9,891,935

c)  Credit risk

The credit risk is inherent in the Company’s operational and financial activities, mainly represented by accounts receivable, cash and cash equivalents, including bank deposits.

The “accounts receivable” credit risk is composed of amounts falling due from largest credit card operators, with credit risk better or equal to the Company and also accounts receivable from travel agencies, installment sales and government, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company is required to assess the counterparties risks in financial instruments and diversify the exposure. Financial instruments are executed with counterparties with at least, rating A. In the valuation made by S&P and Fitch agencies, or they are mostly contracted at commodities and futures exchange (BM&FBOVESPA and NYMEX), fact of which substantially mitigates the credit risk, The Company’s Risk Management Policy establishes a maximum limit of 20% per counterparty for financial investments.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

d)  Interest rate risk

The Company is exposed to fluctuations in domestic and international interest rates, particularly the CDI and Libor, respectively. The highest exposure is in leasing expenses, indexed to the Libor, and in domestic loans.

In the quarter ended December 31, 2010, the Company did not hold any derivative financial instrument to hedge interest rates.

e)  Liquidity risk

Liquidity risk comes in two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operational obligations on the agreed dates.

As a way of managing liquidity risk, the Company applies its resources in liquid assets (bonds, CDBs and funds with daily liquidity) and Cash Management Policy provides that the Company's weighted average maturity of debt should not exceed the weighted average maturity of investment portfolio. On December 31, 2010, the weighted average maturity of the Company's financial assets was 71 days and the financial liability was 6 years.

For protection of future commitments, as shown in note 24, the Company uses derivative financial instruments with top line banks for cash management.

f)  Capital management

The table below shows the financial leverage rate on December 31, 2010 and 2009:

	12/31/10	12/31/09
Shareholder’s equity	2,929,169	2,609,986
Cash and cash equivalents	(1,955,858)	(1,382,408)
Restricted cash	(34,500)	(26,084)
Short term investments	(22,606)	(40,444)
Short and long term debts	3,740,725	3,133,862
Net debt (a)	1,728,124	1,684,926
Total capital(b)	4,657,293	4,294,912
Leverage ratio (a) / (b)	37%	39%

On December 31, 2010, the Company remains committed to keep the amount of cash and cash equivalent close to 25% of the net revenue of the last twelve months, having reached on this date the ratio of 28%. The financial leverage rate changed 2% when compared with the fiscal year ended on December 31, 2009.

Derivative financial instruments

The Company adopts Hedge Accounting and classifies derivatives contracted to cover exchange variation risks and fuel price risk as a “Cash Flow Hedge” or “Fair Value Hedge,” according to the parameters described in international standard IAS39. All the financial instruments contracted are formally identified, classified and allocated by documentation and control upon the acquisition.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The financial derivatives instruments were registered in the following accounts of the balance sheet:

Description	Balance account	2010	2009
Fair value of derivatives (assets)	Other credits	3,600	24,113
Fair value of derivatives (liabilities)	Other obligations	1,646	12,118
Premiums of options contracts (assets)	Prepaid expenses	30,154	23,190

Cash flow hedge

In the cash flow hedge, the Company protects itself from variations in future revenues or expenses resulting from changes in the exchange rate or fuel price and books the actual variations at the fair value of the derivative financial instruments under shareholders’ equity until the recognition of the revenue or expense being hedged.

The Company estimates the effectiveness based on statistical methods for correlation and the ratio between gains and losses in the financial instruments used as hedge and variation of costs and expenses of the protected object.

The instruments are recognized as effective when the variation in the value of derivatives offsets between 80% and 125% of the impact of the price variation in the cost or expense of the protected object.

 The balance of the effective variations in the fair value of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to the result in the period in which the cost or expense being hedged impacts the result. The cash flow hedge results effective in the contention of protected expense variation are recorded in reducing accounts of the protected expenses, by reducing or increasing the operating cost, and the non-effective results are recognized as financial income or expense within the year.

Fair Value Hedge

The Company protects itself from the result of a change in the fair value of a recognized liability, or a part thereof, which that could be attributed to exchange risk.  Variations in the fair value of the derivatives designated as fair value hedges are recognized directly in the income statement together with the respective variations in the fair value of the liability being hedged.

The Company estimates the effectiveness based on the ratio between the variation in the fair value of the derivative instruments used as hedge and the variation in the fair value of the liabilities hedged.

The instruments are considered effective when the variation in the value of derivatives compensates for between 80% and 125% of the fair value of liabilities hedged.

In the case of an exchange hedge of the fair value of a financial liability, the variation in the derivative’s fair value is recorded under financial revenue or expense in the same period in which it occurs. If the hedge is considered effective up to the end of the period, the book value of the item being hedged is adjusted to reflect the variation in its fair value caused by the risk covered, with a corresponding entry in financial revenue or expenses.

The Company contracts derivative financial instruments that are not formally designated for hedge accounting. These situations occur when the derivatives contracted are short-term operations and do not compensate the complexity involved in their control and disclosure.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

On December 31, 2010, the Company had only one contract not designated as an exchange swap, which was used to hedge a credit line (working capital) against oscillations in the U.S. dollar.  The variation in the fair value of these derivative instruments is recognized directly in the net income for the year as either financial revenue or expense.

a)    Fuel hedge

Due to the low liquidity of aviation fuel (Jet Fuel) derivatives traded in commodities exchange, the Company contracts crude oil derivatives (WTI – West Texas Intermediate) to be protected against the oscillations in the aviation fuel prices. Historically, the petroleum prices are highly correlated with the aviation fuel prices.

The fuel hedge derivative contracts are performed at Nymex and over-the-counter (OTC) markets, with the following counterparties: Barclays, British Petroleum, Citibank, Deutsche Bank, Goldman Sachs, Natixis, JP Morgan, MF Global and Morgan Stanley.

On December 31, 2010, there are no financial assets linked to the guarantee margin in the contracting of fuel hedge derivative instruments.

The contracts for derivative financial instruments of petroleum, designated as fuel hedge by the Company, are summarized below (in thousands, except when otherwise indicated):

Closing balance on:	12/31/10	12/31/09
Fair value at end of the period (R$)	33,205	18,588
Average term (months)	4	5
Volume protected for future periods (thousand barrels)	2,109	1,878
Gains with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	10,586	-
Period ended December 31:
	2010	2009
Gains with hedge ineffectiveness recognized in operating costs (R$)	215	8,045
Losses with hedge ineffectiveness recognized in financial expenses (R$)	(7,666)	(122,737)
Losses with hedge ineffectiveness recognized in financial expenses for future periods (R$)	(43,762)	(7,602)
Total losses with hedge ineffectiveness recognized as financial expenses (R$)	(51,428)	(130,339)
Current percentage of exposure hedged during the period	45%	27%

The table below shows the nominal value of derivatives designated for hedge and contracted by the Company to protect future fuel expenses, the average rate contracted for the derivatives and the percentage of fuel exposure protected by competence period on December 31, 2010:

Market risk factor: Fuel price
Over-the-counter market
	1Q11	2Q11	3Q11	4Q11	Total
Percentage of fuel exposure hedged	41%	27%	13%	8%	21%

Nominal volume in barrels (thousands)	1,501	1,008	533	332	3,374
Nominal volume in liters (thousands)	238,629	160,252	84,736	52,781	536,399

Future rate agreed per barrel (US$) *	90,01	95,13	93,19	92,13	92,25
Total in Reais **	225,112	159,781	82,765	50,963	518,607

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

*    Weighted average between call strikes,

** The Exchange rate on 12/31/10 was R$1. 6662/ US$1.00.

b)   Foreign exchange Hedge

The Company utilizes contracts of derivative financial instruments for U.S. dollar hedge with BM&FBOVESPA, having an exclusive investments fund as vehicle for contracting risk coverage.

There were no financial assets linked to margin deposits on December 31, 2010. The margin deposits are guaranteed through bank surety maturing on September 30, 2011.

The following is a summary of Company’s foreign currency derivative contracts designated for cash flow hedge of U.S. dollar (in thousands, except as otherwise indicated):

Closing balance at:	12/31/10	12/31/09
Fair value at the end of the period (R$)	109	982
Longer remaining term (months)	4	3
Hedged volume for future periods (US$)	65,000	95,000
Hedge effectiveness losses recognized in shareholders’ equity, net of taxes (R$)	-	(294)

Year ended December 31:	2010	2009
Hedge effectiveness losses recognized in operating revenues (expenses) (R$)	-	(11,833)
Hedge ineffectiveness gains (losses) recognized in finance revenue (expenses) (R$)	(22,464)	39,207
Hedge ineffectiveness losses recognized in finance expenses for future periods (R$)	(28,269)	(1,171)
Total hedge ineffectiveness (losses) gains recognized in financial revenues (expenses) (R$)	(50,733)	38,036
Percentage of exposure hedged during the period	21%	18%
Derivatives instruments non designed as hedge:
Losses recorded on financial expenses	(7,709)	-

The following table demonstrates the face value of the derivatives designated as hedge contracted by the Company to protect the future expenses denominated in U.S. dollar and the average rate contracted for each accruing period, as of December 31, 2010:

Market risk factor: U.S. dollar exchange
Exchange market
	1Q11	2Q11	Total
Exposure percentage of protected cash flow	10%	2%	6%
Face value in U.S. dollar	56,000	9,000	65,000

Futures contracted average rate	1,9487	2,0250	1,9592

Total in Reais	109,127	18,225	127,348

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The following is a summary of Company’s foreign currency derivative contracts designated for fair value hedge of U.S. dollar (in thousands, except as otherwise indicated):

Closing balance at:	12/31/10	12/31/09
Fair value at the end of the period (R$)	(6,645)	-
Finance leasing	984,264	-
Volume protected	388,750	-
Actual percentage of protected exposure	39%	-

Year ended December 31:	2010	2009
Hedge effectiveness losses recognized in operating expenses (R$)	(15,819)	-
Percentage of exposure hedged during the period	32%	-

In December 2010, the Company contracted exchange swap (USD x CDI) to protect a credit line (working capital) against U.S. Dollar oscillation. This derivative was not designed to hedge accounting as determined by the Administration because its maturity date occurred in the short term.

c)    Interest rate hedge

On December 31, 2010, the Company had no derivative financial instruments of interest swap-lock to protect against fluctuation of interest rates, and no financial assets linked to margin deposits for hedge operations.

The following is a summary of Company’s interest rate derivative contracts designated as hedge interest rate Libor (in thousands, except as otherwise indicated):

Closing balance at:	12/31/10	12/31/09
Fair value at the end of the period (R$)	-	(2,182)
Face value at the end of the period(US$)	-	60,575
Face value at the end of the period (R$)	-	105,474
Hedge effectiveness losses recognized in shareholders’ equity, net of taxes (R$)	-	(1,023)
Year ended December 31:
	2010	2009
Hedge effectiveness losses recognized in financial expenses (R$)	(1,398)	(2,486)

The following is a summary of Company’s interest rate derivative contracts not designed as hedge (in thousands, except as otherwise indicated):

Closing balance at:	12/31/10	12/31/09
Fair value at the end of the period (R$)	-	(4,411)
Face value at the end of the period(US$)	-	29,500
Face value at the end of the period (R$)	-	51,365
Year ended December 31:
	2010	2009
Gains (losses) recognized as financial revenues (expenses) (R$)	(5,754)	14,457

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

In addition, the Company’s results are affected by interest rates fluctuations in Brazil, incurred on financial investments, short-term investments, Reais-denominated liabilities, U.S. dollar-denominated assets and liabilities. These fluctuations affect the market value of financial instruments, the market value of Reais-pre-fixed securities and the remuneration of cash balance and financial investments.

On December 31, 2010, the Company’s exclusive fund holds futures contracts for Interbank Deposits traded on BM&FBOVESPA with the face value of R$83,000, with a maximum term of 18 months and gains at the fair value of R$179.

Analysis of derivative financial instruments sensitivity

The analysis of impact of the financial instrument quotation variation on the Company result and its shareholders’ equity is performed by considering:

•       Increase and decrease of 10 percentage points in fuel prices, by keeping constant all the other variables;

•       Increase and decrease of 10 percentage points in dollar exchange rate, by keeping constant all the other variables;

•       Increase and decrease of 10 percentage points in Libor interest rate, by keeping constant all the other variables;

The sensitivity analysis includes only monetary items that are relevant to the above mentioned risks and outstanding. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis by the Company Management, on December 31, 2010 and 2009, based on the scenarios described above:

Fuel:
	Position on December 31, 2010		Position on December 31, 2009
Increase / (reduction) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)
10	(225.8)	(121.8)	(193.5)	(117.0)
(10)	225.8	139.4	193.5	127.7

Foreign Exchange - USD:
	Position on December 31, 2010		Position on December 31, 2009
Appreciation / (depreciation) in USD /R$ (percentage rate)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)
10	(237.0)	(156.4)	(296.1)	(190.5)
(10)	237.0	156.4	296.1	191.7

Interest rate - Libor:
	Position on December 31, 2010		Position on December 31, 2009
Increase / (reduction) in Libor rate (percentage rate)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)
10	(0.05)	(0.0)	(0.3)	(0.2)
(10)	0.05	0.0	0.3	0.2

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

The Company’s sensitivity to fuel price increased during the current period in related to the previous period, due to the growth in operating activities and their impact on fuel expenses.

     Sensitivity to the dollar decreased in relation to the effect on income and increased in relation to the effect on shareholders’ equity, mainly due to the financial hedge of a portion of the debt in the second half of 2010.

     Sensitivity to the Libor rate decreased due to the reduction in the debt indexed to it.

Measurement of the fair value of financial instruments

According to accounting rules, the Company must classify the type of input used in the method of valuation of financial instruments at fair value in accordance with the following categories:

a)      Level 1: Fair value measurement is calculated based on price negotiated  (without adjustment) in identical active or passive market;

b)      Level 2: Fair value measurement is calculated based on other variables that are observable for asset or liability, directly (as prices) or indirectly (derived from the prices); and

c)      Level 3: Fair value measurement is calculated based on valuation methods for asset or liability that are not based on observable market variables (unobservable inputs).

The following table states a summary of the Company’s financial instruments measured at fair value with their respective classifications of the valuation method:

Financial Instrument	Book value	Active Market Price (Level 1)	Other Significant Observable Factors (Level 2)

Cash equivalents	1,761,365	-	1,761,365
Short term investments	22,606	-	22,606
Restricted cash	34,500	-	34,500
Derivative financial instruments:
Oil	32,087	-	32,087
U.S. Dollar	(6,536)	(6,536)	-

	25,551	(6,536)	32,087

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian Reais, except when indicated otherwise)

Financial Instrument	Book value	Active Market Price (Level 1)	Other Significant Observable Factors (Level 2)

Cash equivalents	1,298,146	-	1,298,146
Short term investments	40,444	17,156	23,288
Restricted cash	26,084	-	26,084

Derivative financial instruments:
Oil	18,588	-	18,588
U.S. Dollar	982	-	982
Libor interest	(2,182)	-	(2,182)
	17,388	-	17,388

26. Non-cash transactions

During the year ended December 31, 2010, the Company made advances for purchase of aircraft which were financed directly by borrowing, and thus were not reflected in the cash flow statements, in the amount of R$292,892 and write off in the amount of R$508,476, recorded under Property, Plant and Equipment account.

27. Insurance coverage

On December 31, 2010, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable values indicated in U.S. Dollars, is shown below:

Aeronautical Mode	Reais	Dollar
Guarantee – Fuselage/War	7,438,230	4,464,188
Civil Liability per occurrence/aircraft	2,915,850	1,750,000
Stocks (base and transit)	208,275	125,000

According to the Law No 10744, of October 09, 2003, the Brazilian government assumed the compromise of complementing occasional expenses of civil liability before third parties, caused by war acts or terrorist actions, occurred in Brazil or abroad, by which VRG may be occasionally requested to pay, for amounts that exceed the limit of the insurance policy in force on September 10, 2001, limited to the equivalent amount in Brazilian Reais to one billion U.S. Dollars.

28. Subsequent Events

On February 3, 2011 BlackRock, Inc, ("BlackRock") disposed preferred shares of the Company and its capital share reached, in aggregated, 5,188,573 preferred shares and 1,191,243 American Depositary Receipts equivalent to preferred shares ("ADRs"), representing approximately 4.79% of total preferred shares issued by the Company.

The objects of the operation is strictly for investment, not ameing change of control or administrative structure of the company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.